As confidentially submitted to the Securities and Exchange Commission on February 22, 2022

pursuant to the Jumpstart Our Business Startups Act of 2012. All information herein is strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Polyrizon Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5 Ha-Tidhar Street Raanana, 4366507, Israel Tel: +972-9-93740333	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

David Huberman, Esq. McDermott Will & Emery LLP One Vanderbilt Avenue New York, NY 10017-3852 Tel: 312.372.2000	Keren Arad-Leibovitz, Adv. Keren Law Firm 5th Floor, Toyota Tower (A) 65 Yigal Alon Street Tel Aviv, Israel Tel: +972.544.275177	Darrin M. Ocasio, Esq. Avital Perlman, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: 212.930.9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION,	DATED FEBRUARY 22, 2022

Units

Each Consisting of One Ordinary Share

and One Warrant to Purchase One Ordinary Share

Polyrizon Ltd.

This is the initial public offering of Polyrizon Ltd. We are offering           units, or Units, each consisting of one of our ordinary shares, par value NIS 0.04 per share, or Ordinary Shares, and one warrant to purchase one of our Ordinary Shares, or each, a Warrant. We anticipate that the initial public offering price per Unit will be between $             and $            , and the assumed exercise price of each Warrant included in the Unit will be $         (based on an assumed public offering price of $           per Unit, the midpoint of the price range of the Units) per Ordinary Share (100% of the public offering price per Unit). The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares and Warrants are immediately separable and will be issued separately in this offering. The Warrants offered hereby will be immediately exercisable on the date of issuance and will expire five years from the date of issuance.

We have applied to list our Ordinary Shares and our Warrants on The Nasdaq Capital Market, or Nasdaq, under the symbol “                     ” and “                     ”, respectively. It is a condition to the closing of this offering that our Ordinary Shares and Warrants qualify for listing on a national securities exchange.

We are both an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (or the JOBS Act), and a “foreign private issuer,” as defined under the U.S. federal securities law and are subject to reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company and Foreign Private Issuer” for additional information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission (or the SEC) nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses) (2)	$	$

(1)	Does not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. In addition, we have agreed to issue warrants to the representative of the underwriters in an amount equal to 6% of the aggregate number of Ordinary Shares sold in this offering, but excluding the shares sold through the exercise of the over-allotment option). See the section titled “Underwriting” beginning on page 144 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(2)	Does not include proceeds from the exercise of the Warrants in cash, if any.

We have granted the representative of the underwriters an option to purchase from us, up                  to additional Ordinary Shares and/or up to an additional                   Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit, less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001. If the representative exercises the option in full, the total underwriting discounts and commissions and management fees payable will be $       and the total proceeds to us, before expenses, will be $      .

The underwriters expect to deliver the Ordinary Shares on or about       , 2022.

Sole Book-Running Manager

Aegis Capital Corp.

The date of this prospectus is    , 2022.

i

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell Ordinary Shares and seeking offers to purchase Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Through and including                        , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Capture and Contain and Trap and Target are trademarks of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus often appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this prospectus refer to Ordinary Shares of Polyrizon Ltd., par value NIS 0.04 per share.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our securities, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “company,” “Polyrizon,” “we,” “us,” “our” and other similar designations refer to Polyrizon Ltd.

Company Overview

We are a preclinical stage company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID-19 and influenza, as well as allergens and other airborne pathogens. Our proprietary Capture and Contain TM, or C&C, hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin protective shield containment barrier in the nasal cavity to prevent infection. We are further developing certain aspects of our C&C hydrogel platform such as the bioadhesion and prolonged retention at the nasal deposition site for improved intranasal delivery of drugs. We refer to our platform technology that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T.

Our Products

Our nasal hydrogels have been designed as a non-invasive, non-intrusive, rapidly responding system. The hydrogels are formulated as a unique mixture of U.S. Food and Drug Administration, or FDA, Generally Recognized as Safe, or GRAS, mucoadhesive polymers ensures a quick formation with a reliable and long-lasting adhesion to the mucosal membranes in the nose.

Our leading technologies are our C&C and T&T platform technologies. The C&C technology allows a broad-spectrum protective shield against a wide range of viral infections as well as nasal allergic reactions. We expect our PL-14 C&C platform product candidate (for allergy prevention) to be regulated as Class II medical device by the FDA under 510(k) pathway. We expect our PL-15 & PL-16 C&C platform product candidates (for the prevention COVID-19 and influenza, respectively) to be regulated as Class II medical device by the FDA under the de novo 510(k) pathway. The three C&C product candidates (PL-14, PL-15 & PL-16) are scheduled to initiate preclinical safety trials in the fourth quarter of 2022. In addition, pivotal clinical trials on our PL-14 C&C platform product candidate is expected to commence in the first quarter of 2023, following which we hope to submit a 510(k) application with the FDA quickly thereafter. For our PL-15 & PL-16 C&C platform product candidates, pilot clinical trials are expected to commence in the first quarter of 2023 and pivotal clinical trials are expected to commence in the third quarter of 2023, following which we hope to submit a 510(k) application with the FDA quickly thereafter.

The T&T platform technology is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of an FDA-cleared nasal sprayer and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. We aim to conduct feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, beginning in the second quarter of 2022 through the second quarter of 2023. Pre-clinical studies will follow and are expected to begin in either the second or third quarter of 2023. Phase I clinical trials for each of the three product candidates of the T&T technology are planned for the first quarter of 2025, subject to securing additional financing.

People

Our leadership team has a vast industry experience. Each of our executive management team has over 15 years (on average) of experience in life science companies, which includes extensive work history in the area of research and development of pharmaceutical and other drug compounds. Our board of directors have similar experience in the life sciences industry as well as strong financial background that is derived from their roles as executives of publicly-traded companies and having educational backgrounds in finance, business, tax and accounting. We believe that these aforementioned practical and educational experiences of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of professors with expertise in drug delivery systems, chemistry and pharmaceuticals.

Market Opportunities

We believe that our technologies have the potential to provide solutions to a broad range of unmet needs in the healthcare market. With our C&C technology, we aim to prevent common medical and public health challenges, such as allergic rhinitis and nasal viral infections, including COVID-19.

With our T&T technology, we aim to address challenges in the markets of: allergic and non-allergic rhinitis by local intranasal delivery of corticosteroids; for systemic delivery of central nervous system, or CNS, related drugs for the growing markets of combatting opioid overdose using intranasal naloxone, and benzodiazepines for seizure clusters.

Corporate Information

We are an Israeli corporation based in Israel near Raanana, and were incorporated in January 2005. Our principal executive offices are located at 5 Ha-Tidhar Street, Raanana, 4366507, Israel. Our telephone number is +972-9-93740333. Our website address is www.polyrizon-biotech.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before a decision to invest in our Ordinary Shares. You should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors” before deciding whether to invest in our Ordinary Shares. Among these important risks are, but not limited to, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our upcoming clinical trials in order to continue development of our product candidates.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our product candidates, failure to timely obtain necessary clearances or approvals would adversely affect our ability to grow our business.

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

●	We are heavily dependent on the success of our C&C platform product candidates.

●	Regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, if we are unable to obtain regulatory approvals, our business may fail.

●	If the FDA does not conclude that our T&T platform product candidate satisfies the requirements under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the European Union, or if the requirements are not as we expect, the approval pathway for our T&T platform product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

●	Our C&C and T&T platform technologies are novel technologies, which makes it difficult to accurately and reliably predict the time and cost of development and regulatory approval.

●	As an organization, we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including our T&T platform product candidates.

●	We may find it difficult to enroll patients in our clinical trials due to various reasons, including possible disruption due to the COVID-19 pandemic, which could delay or prevent us from proceeding with such trials.

●	Our product candidates and the administration of our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval.

●	We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

●	We face intense competition in an environment of rapid technological change, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

●	The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Risks Related to our Reliance on Third Parties

●	We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	Independent clinical investigators and CROs that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

●	We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●

Changes in patent policy and national intellectual property laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

●	We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers, and we may be subject to claims challenging the inventorship of our intellectual property.

Risks Related to Our Business Operations

●	Our business, operations and financial performance have been and may continue to be impacted by the COVID-19 pandemic.

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Risks Related to Commercialization of Our Product Candidates

●	We currently have no marketing and sales organization. If we are unable to establish sales and marketing capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process may delay or disrupt our product development and commercialization efforts.

●	If we receive marketing approval for our product candidates, sales will be limited unless the product achieves broad market acceptance.

●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payor policies.

●	Our business entails a significant risk of clinical trial and/or product liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Risks Related to this Offering and Ownership of Our Securities

●	Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

●

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	As a foreign private issuer, we intend to follow certain home country corporate practices instead of Nasdaq requirements, and we will not be subject to certain U.S. securities laws.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel, to assert U.S. securities laws claims in Israel or to serve process on us.

●	Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs from U.S. companies.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	will not be required to conduct an evaluation of our internal control over financial reporting;

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our Ordinary Shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares currently issued and outstanding	29,367,786 Ordinary Shares

Units offered by us	Units (based on an assumed public offering price of $ per Unit, the midpoint of the range set forth on the cover page of this prospectus), each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares and Warrants are immediately separable and will be issued separately in this offering.

Warrants	Each Warrant will have an exercise price of $ (based on an assumed public offering price of $ per Unit, the midpoint of the range set forth on the cover page of this prospectus), per Ordinary Share (100% of the public offering price per Unit), will be immediately exercisable and will expire five years from the date of issuance. If at any time the closing price per share of the Ordinary Shares shall exceed 200% of the exercise price then in effect for ten consecutive trading days on each of which the daily dollar volume of the Ordinary Shares equals or exceeds $3,500,000, the Company, at its option, may redeem the Warrants, in whole or in part, at a price of $0.001 per share. To better understand the terms of the Warrants, you should carefully read the “Description of Securities we are Offering” section of this prospectus. You should also read the form of Warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares to be issued and outstanding after this offering	Ordinary Shares (assuming no exercise of the representative’s warrant and excluding Ordinary Shares issuable upon exercise of the Warrants sold in this offering), or Ordinary Shares if the underwriter exercises in full the over-allotment option to purchase additional Ordinary Shares.

Over-allotment option	We have granted the representative of the underwriters an option to purchase from us, up to additional Ordinary Shares, and/or up to an additional Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit (less $0.001 allocated to the Warrants), as applicable, less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001.

Representative’s Warrants	We will issue to the representative of the underwriters warrants to purchase up to Ordinary Shares. The representative’s warrants will have an exercise price of 125% of the per Unit public offering price, will be exercisable on the date of issuance and will expire five years from the effective date of the registration statement of which this prospectus forms a part. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Lock-Up Agreements	Our directors, executive officers, and any other holder(s) of five percent (5%) or more of the outstanding shares have agreed with the representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 180 days from the closing of this offering.

Use of proceeds

We expect to receive approximately $              million in net proceeds from the sale of  securities offered by us in this offering (approximately $             million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $              per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for the following purposes:

● approximately $          million to complete the preclinical and clinical development and submit a 510(k) application to the FDA for our PL-14, PL-15 and PL-16 C&C platform product candidates;

● approximately $          million to complete in vitro feasibility as well as preclinical studies of corticosteroid, benzodiazepine, and naloxone for our T&T platform technology product candidates ; and

●  the remainder for working capital and general corporate purposes and possible future acquisitions.

The amounts and schedule of our actual expenditures will depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering.

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 12 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the Ordinary Shares.

Nasdaq Capital Market symbol:	We have applied to list the Ordinary Shares and our Warrants on Nasdaq under the symbol “ ” and “ ”, respectively. No assurance can be given that our application will be approved or that a trading market will develop.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold, and is based on 29,367,786 Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

●

1,465,289 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plan outstanding as of such date, with a nominal exercise price, of which 1,039,351 were vested as of such date (including 543,863 options which vests upon the completion of this offering); and

●	such number of Ordinary Shares issuable upon the exercise of options representing 2.5% of the Company’s post-initial public offering issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments which will be granted to Company’s Chief Executive Officer subsequent to the completion of this offering.

●	3,518,010 Ordinary Shares reserved for future issuance under our incentive option plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the underwriter’s over-allotment option;

●	no exercise of the Warrants or the representative’s warrants; and

●	the issuance of 2,180,201 Ordinary Shares upon the automatic conversion of the 2,180,201 Preferred Shares issued and outstanding as of the date hereof, which will automatically convert upon the completion of this offering.

See “Description of Share Capital and Governing Documents” for additional information.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of comprehensive loss data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of comprehensive loss for the six months ended June 30, 2021 and 2020 and the summary balance sheet data as of June 30, 2021 from our unaudited financial statements included elsewhere in this prospectus. Such financial statements have been prepared in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year. The following summary financial data should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

(in thousands of USD, except share and per share data)	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Statements of Operations Data:
Research and development expenses	38	-	90	-
General and administrative expenses	34	-	61	10
Operating loss	72	-	151	10
Finance expenses, net	1	-	2	3
Net loss	73	-	153	13
Basic and diluted loss per share	0.03	-	0.02	0.01
Weighted average number of shares outstanding used in computing basic and diluted loss per share	4,109,443	3,685,497	9,415,367	3,685,497

(in thousands of USD)	As of June 30, 2021
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Balance Sheet Data:
Cash and cash equivalents	$41	$	$
Receivables on account of shares	$99	$	$
Other current assets	$3	$	$
Property and equipment, net	$19	$	$
Total assets	$162	$	$

Trade payables	$1	$	$
Employees and payroll related liabilities	$14	$	$
Accrued expenses	$16	$	$
Total current liabilities	31

Temporary equity	$248	$	$

Ordinary shares	$141	$	$
Additional paid-in capital	$1,326	$	$
Accumulated deficit	$(1,584)	$	$
Total shareholders’ equity	$(117)	$	$

Total liabilities, temporary equity and shareholders’ equity	$162	$	$

(1)	Pro Forma data gives effect to the following events as if each event had occurred on or before June 30, 2021: (i) the issuance of 589,466 Ordinary Shares to the Company’s chief executive officer pursuant to a commitment made as part of the issuance of an aggregate of 7,668,712 Ordinary Shares for aggregate proceeds of $250,000 in March 2021, or the March 2021 SPA (ii) the issuance of 14,328,396 Ordinary Shares pursuant to a share purchase agreement executed in August 2021 in consideration of $780,000; and (iii) the conversion of 2,180,201 preferred shares into 2,180,201 Ordinary Shares;

(2)	Pro Forma as Adjusted data gives additional effect to the sale of securities in this offering at an initial public offering price of $ per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on June 30, 2021.

The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term deposits, total assets and shareholders’ equity (deficiency) by $          million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million Units offered by us at the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term deposits, total assets and shareholders’ equity (deficiency) by $         million.

RISK FACTORS

Investing in our Securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before purchasing our Ordinary Shares or Warrants. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our Ordinary Shares or Warrants would likely decline and you might lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a preclinical stage company. We have incurred operating losses since our inception, including operating losses of $73,000 and none for the years ended December 31, 2020 and 2019, respectively. As of June 30, 2021, we had an accumulated deficit of $1.6 million. We have devoted substantially all of our financial resources to designing and developing our C&C platform product candidates, including preclinical studies and clinical development and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of our C&C platform product candidates for the prevention of allergies, influenza and COVID-19 and develop other product candidates using our C&C platform technology for improved nasal delivery of APIs. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of our C&C platform product candidates and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	Begin our planned clinical trial of our C&C platform product candidates in the fourth quarter of 2022;

●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;

●	advance our preclinical and research and development programs;

●	identify, assess, acquire, license and/or develop other product candidates;

●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product development;

●	enter into agreements to license intellectual property from third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, our product candidates or any future product candidates. We do not anticipate generating revenue from product sales for at least the next year. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of our product candidates and any future product candidates in a timely and successful manner, including our C&C platform product candidates for the prevention of allergies, influenza and COVID-19.

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our platform product candidates and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support clinical development and the market demand for our platform product candidates and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of our product candidates and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, healthcare providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our product candidates and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

Even if our product candidates or any future product candidates are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such product candidates. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies, domestic or foreign, or ethical committees in medical centers, to change our manufacturing processes or assays or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. Even if we are successful in obtaining regulatory approvals to market our platform product candidates or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the breadth of the product label, the size of the markets in the territories for which we gain regulatory approval for such products, the accepted price for such products, our ability to obtain reimbursement for such products at any price, whether we own the commercial rights for that territory in which such products have been approved and the expenses associated with manufacturing and marketing such products for such markets. Therefore, we may not generate significant revenue from the sale of such products, even if approved. Further, if we are not able to generate significant revenue from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

We are currently advancing our C&C platform product candidates through pre-clinical and clinical development in multiple indications, in order to obtain regulatory approvals. Developing product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance product candidates through clinical trials and regulatory approvals. Furthermore, we expect to incur additional ongoing costs associated with operating as a public company.

To date, we have financed our operations primarily through the sale of equity securities. As of June 30, 2021, we had cash, cash equivalents of $41,000. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, results and costs of our anticipated clinical trials of our C&C platform product candidate and any future product candidates;

●	the cost, timing and outcomes of regulatory review of our product candidates and any future product candidates;

●	the scope, progress, results and costs of product development, laboratory testing, manufacturing, preclinical development and clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if and when approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic.

To the extent that we raise capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If we raise funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish certain rights to our technologies or our product candidates, or to grant licenses on terms that are not favorable to us.

If we are unable to obtain funding on acceptable terms and on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research, development or manufacturing programs or the commercialization of any approved product, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited financial statements for the period ended December 31, 2020, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have operating losses in each year since our inception, including an operating loss of approximately 73,000 for the year ended December 31, 2020.  These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The financial statements for 2020 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

We depend on enrollment of patients in our upcoming clinical trials in order to continue development of our product candidates.

We intend conduct clinical trials as part of the development of our product candidates. Our anticipated time to data in these trials is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all for the dose escalation and expansion arms of the relevant trials. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to study sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

Additionally, we must compete for clinical sites, clinicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop products.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our C&C platform product candidates or future products, and failure to timely obtain necessary clearances or approvals for our C&C platform product candidates or future products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FFDCA or approval of a pre-market approval application, or a PMA, from the FDA, unless an exemption applies. In the clearance process for Section 510(k) of the FFDCA, or Section 510(k), before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exem-pt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we intend to submit a 510(k) application for our C&C platform product candidate to an accredited Review Organization under the Third Party Review Program. The review process is an iterative process and may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) application may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to our C&C platform product candidate that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our product candidates are safe or effective for their intended uses;

●	the disagreement of the FDA or the applicable foreign regulatory body with the design or the interpretation of data from pre-clinical studies or clinical trials;

●	serious and unexpected adverse effects experienced by participants in our clinical trials;

●	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	the manufacturing process or facilities we use may not meet applicable requirements; and

●	the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In order to sell our products in member states of the European Union, or the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation has become applicable as of May 26, 2021. Among other things, the new Medical Devices Regulation:

●	strengthens the rules on placing devices on the market and reinforce surveillance once they are available;

●	establishes explicit provisions on manufacturers’ responsibilities for follow-up regarding the quality, performance and safety of devices placed on the market;

●	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

●	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

●	Provides strengthened rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

We are heavily dependent on the success of our C&C platform product candidates, including obtaining regulatory approval to market our C&C platform product candidates in the United States and the European Union.

To date, we have invested substantially all of our efforts and financial resources to research and develop our C&C technology, including conducting preclinical studies, developing and securing our intellectual property portfolio for our product candidates and technology. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to initiate our clinical trials;

●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for our C&C platform product candidates and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully initiate and complete clinical trials of our C&C platform product candidates and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market our C&C platform product candidates and any future product candidates in the United States, and the EMA’s approval to market our C&C platform product candidates in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of C&C platform product candidates and any future product candidates;

●	the prevalence and severity of adverse events associated with C&C platform product candidates and any future product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of our C&C platform product candidates and any future product candidates, if approved;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our C&C platform product candidates and any future product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our C&C platform product candidates, any future product candidates and our C&C technology; and

●	changes to regulatory guidelines.

Many of these clinical, regulatory and commercial risks are beyond our control. Accordingly, we cannot assure you that we will be able to advance our C&C platform product candidates and any future product candidates through clinical development, or to obtain regulatory approval of or commercialize any product candidates. If we fail to achieve these objectives or overcome the challenges presented above, we could experience significant delays or an inability to successfully commercialize our C&C platform product candidates and any future product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of our product candidates to enable us to continue our business.

Additionally, approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may never obtain approval outside of the United States, which would limit our market opportunities and adversely affect our business.

Regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, and if we are ultimately unable to obtain regulatory approval for our current product candidates or any future product candidates, our business may fail.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting and export and import of drug products are subject to extensive regulation by the FDA, the EMA and by foreign regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our T&T platform product candidates and future product candidates, we must provide data from well-controlled clinical trials that adequately demonstrate the safety and efficacy of the product for the intended indication to the satisfaction of the FDA, EMA or other regulatory authority. We have not yet obtained regulatory approval to market any product candidate in the United States or any other jurisdiction. The FDA, EMA or other regulatory agencies can delay, limit or deny approval of our T&T platform product candidates or any future product candidate for many reasons, including:

●	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

●	our inability to demonstrate that a product candidate is safe and effective for the target indication to the satisfaction of the FDA, EMA or other regulatory agencies;

●	the FDA’s, EMA’s, or other regulatory agencies’ disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequacy of the conduct and control of clinical trials;

●	clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of a product candidate observed in clinical trials;

●	our inability to demonstrate that clinical or other benefits of a product candidate outweighs any safety or other perceived risks;

●	any determination that a clinical trial presents unacceptable health risks to subjects;

●	our inability to obtain approval from institutional review boards, or IRBs, to conduct clinical trials at their respective sites;

●	the FDA’s determination that the regulatory pathways under FFDCA Section 505(b)(2), or Section 505(b)(2), or Section 510(k) are not available for a product candidate;

●	the non-approval of the formulation, labeling or the specifications of a product candidate;

●	the failure to accept the manufacturing processes or facilities at of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA, EMA or other regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the advisory committees of the FDA, EMA or other regulatory agencies for any reason including safety or efficacy concerns.

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing our T&T platform product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2), we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available.

Regulatory authorities outside of the United States, such as in the European Union, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of a product candidate. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, if we seek foreign regulatory approval for any product candidate, we may not obtain such approvals on a timely basis, if at all.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for a product candidate, the FDA may grant approval contingent on the performance of costly and potentially time-consuming additional post-approval clinical trials or subject to contraindications, black box warnings, restrictive surveillance or Risk Evaluation and Mitigation Strategies, or REMS. Further, the FDA, EMA or other foreign regulatory authorities may also approve a product candidate for a more limited indication or a narrower patient population than we originally requested, and these regulatory authorities may not approve the labeling that we believe is necessary or desirable for the successful commercialization of any product candidate. Following any approval for commercial sale of a product candidate, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, will be subject to additional FDA notification, or review and approval. Also, regulatory approval for any product candidate may be withdrawn. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions. Any delay in obtaining, or inability to obtain, applicable regulatory approval for our T&T platform product candidates or any future product candidate would delay or prevent commercialization of such product candidate and would thus negatively impact our business, results of operations and prospects.

Clinical drug development is difficult to design and implement and involves a lengthy and expensive process with uncertain outcomes.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

●	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

●	identify, recruit and train suitable clinical investigators;

●	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among CROs and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

●	obtain and maintain IRB approval at each clinical trial site;

●	identify, recruit and enroll suitable patients to participate in a trial;

●	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

●	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites;

●	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

●	raise sufficient capital to fund a trial.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidate, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

●	clinical trials of a product candidate may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	the number of patients required for clinical trials of a product candidate may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators or IRBs may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or amend a trial protocol;

●	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and CROs;

●	we or our investigators might have to suspend or terminate clinical trials of a product candidate for various reasons, including non-compliance with regulatory requirements, a finding that a product candidate have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of a product candidate may be greater than we anticipate;

●	the supply or quality of a product candidate or other materials necessary to conduct clinical trials of such product candidate may be insufficient or inadequate;

●	there may be changes in government regulations or administrative actions;

●	a product candidate may have undesirable adverse effects or other unexpected characteristics;

●	we may not be able to demonstrate that a produce candidate’s clinical and other benefits outweigh its safety risks;

●	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care of future competitive therapies in development;

●	regulators may revise the requirements for approving a product candidate, or such requirements may not be as we anticipate; and

●	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

In addition, disruptions caused by the COVID-19 pandemic has caused and may continue to increase the likelihood that we encounter such difficulties in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA, EMA or other regulatory agencies. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or site by the FDA, EMA or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials outside of the United States, as we plan to do for our product candidates and any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in the countries outside of the United States to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we experience delays in completing any clinical trial of a product candidate or successfully obtaining regulatory approval, the commercial prospects of such product candidate may be harmed, and our ability to generate product revenues from such product candidate will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

Results from preclinical studies or early-stage clinical trials are not necessarily predictive of future clinical trial results. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later, large-scale efficacy trials will be successful nor does it predict final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or after having successfully advanced through initial clinical trials.

There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. Additionally, even if we are able to complete clinical trials, the results may not be sufficient to obtain regulatory approval for our product candidates.

Interim, “top-line” and preliminary data from our clinical trials that will announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our Ordinary Shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

If the FDA does not conclude that our T&T platform product candidate satisfies the requirements under Section 505(b)(2) of the FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the European Union, or if the requirements are not as we expect, the approval pathway for our T&T platform product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

With respect to our T&T platform product candidates, we intend to utilize the FDA’s Section 505(b)(2) regulatory pathway, and the hybrid application pathway in the European Union, which is analogous to the Section 505(b)(2) pathway, to seek approval of our T&T platform product candidates. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FFDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials or studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference or use from the person by or for whom the investigations were conducted, which we believe could expedite the development program for our T&T platform product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. However, while we believe that our T&T platform product candidates is a reformulation of an already-approved drug and, therefore, will be eligible for submission of an NDA under Section 505(b)(2), the FDA may disagree and determine that our T&T platform product candidates is not eligible for review under such regulatory pathway.

If we are unable to pursue these regulatory pathways as anticipated, we may need to conduct additional preclinical experiments and clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for T&T platform product candidates, and complications and risks associated with T&T platform product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) or similar regulatory pathway could result in new competitive products reaching the market more quickly than T&T platform product candidates or any future product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) or similar regulatory pathway, T&T platform product candidates may not receive the requisite approvals for commercialization, and there is no guarantee the 505(b)(2) or similar pathway would ultimately lead to faster product development or earlier approval.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is also not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Moreover, even if our T&T platform product candidates or any future product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our C&C and T&T platform technologies are novel technologies, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of our C&C and T&T platform product candidates or any future product candidates.

We have concentrated our efforts and product research on our platform technologies, and our future success depends on the successful development of these technologies and products based on them. There can be no assurance that any development problems we experience in the future related to our product candidates will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to maintain and further develop sustainable, reproducible and scalable manufacturing processes, or transfer these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. To our knowledge, no regulatory authority has granted approval to any person or entity, including us, to market and commercialize therapeutics using our novel delivery system. We may never receive approval to market and commercialize any product candidates that utilize our platform technologies.

As an organization, we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including our T&T platform product candidates.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market our T&T platform product candidates or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials, including our ongoing Phase 3 trials, in a way that leads to marketing approval of our T&T platform product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our T&T platform product candidates. See “Risks Related to Our Reliance on Third Parties.” We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We may find it difficult to enroll patients in our clinical trials due to various reasons, including possible disruption due to the COVID-19 pandemic, which could delay or prevent us from proceeding with such trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of patients to clinical sites, clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any drugs that may be approved for the indications we are investigating, the eligibility criteria for the trials, our ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion. We may experience disruptions in patient enrollment due to the COVID-19 pandemic for our planned clinical trials in the fourth quarter of 2022 for our C&C platform product candidates, including difficulties in initiating clinical sites and enrolling and retaining participants, the diversion of healthcare resources away from clinical trials and challenges related to travel or quarantine policies that may be implemented.

We may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. We may also face challenges in identifying trial sites and enrolling patients in global trials such as our ongoing and planned clinical trials in the fourth quarter of 2022 for our C&C platform product candidates. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed.

Our product candidates and the administration of our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

Undesirable side effects, including toxicology, caused by product candidates or any future product candidates, or the drugs encapsulated by such product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other regulatory agencies. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical studies could be suspended or terminated, and the FDA, EMA or other regulatory agencies could order us to cease further development of or deny or withdraw approval of our product candidates for any or all targeted indications. Moreover, during the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions.

Drug-related, drug-product related, formulation-related and administration-related side effects could affect patient recruitment, the ability of enrolled patients to complete the clinical trials or result in potential product liability claims, which could exceed our clinical trial insurance coverage. We do not currently have product liability insurance and do not anticipate obtaining product liability insurance until such time as we have received FDA, EMA or other comparable foreign authority marketing approval for one of our product candidates and such product is being provided to patients outside of clinical trials.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may suspend or withdraw approvals of such product;

●	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

●	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

●	we may be required to create a REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

●	we may be required to recall a product, change the way a product candidate is administered or conduct additional clinical trials;

●	we could be sued and held liable for harm caused to patients;

●	the product may become less competitive; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize any of our product candidates, and the approval may be for a more narrow indication than we seek or be subject to other limitations or restrictions that limit its commercial profile.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our current or future product candidates meet safety and efficacy endpoints in pivotal clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. This may include approval of a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates.

Even if we obtain regulatory approval for a product candidate, our products and business will remain subject to ongoing regulatory obligations and review.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and comparable requirements outside of the United States. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, EMA or other regulatory agencies and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA, EMA or other regulatory agency approval. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our product candidates in general or in specific patient subsets. An unsuccessful post-marketing trial or failure to complete such a clinical trial could result in the withdrawal of marketing approval. Furthermore, any new legislation addressing drug safety issues could result in delays in product development or commercialization or increased costs to assure compliance. Foreign regulatory authorities impose similar requirements. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters asserting that we are in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any of our ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by us or our strategic partners;

●	restrict the marketing or manufacturing of our products;

●	seize or detain products, or require a product recall;

●	refuse to permit the import or export of our product candidates; or

●	refuse to allow us to enter into government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, in March 2020, the FDA announced the postponement of most foreign and routine surveillance inspections of domestic manufacturing facilities, and only restarted domestic inspections on a risk-based basis in July 2020. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic.

If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our products in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

●	The U.S. federal false claims laws, including the False Claims Act, or FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse midwives.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, certain states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government. Certain states and local jurisdictions require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and register pharmaceutical sales representatives. Additionally, certain states also require pharmaceutical companies to file reports relating to pricing information or marketing expenditures and have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, the ACA has strengthened these laws. For example, health care reform legislation, has among other things, amended the intent requirement of the U.S. Anti-Kickback statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices, including arrangements we may have with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been enacted. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. It is possible that additional governmental action is taken in response to the COVID-19 pandemic, but there can be no certainty regarding what, if any, such action may be. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

We face intense competition in an environment of rapid technological change and the possibility that our competitors may develop products and drug delivery systems that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

The pharmaceutical industry in which we operate is intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies in the market and in development that may in the future compete with our product candidates, for drug delivery mechanisms that T&T technology to deliver APIs at the local level. Other approaches may also emerge for the prevention or treatment of any of the indications on which we focus, and new technologies may emerge in localized drug delivery.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies and specialty pharmaceutical companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Even if we obtain and maintain approval for our T&T platform product candidates or our other product candidates from the FDA, we may never obtain approval outside of the United States, which would limit our market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, the failure to obtain approval from the FDA or other regulatory authorities may negatively impact our ability to obtain approval in other foreign countries. Sales of our T&T platform product candidates or our other product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval.

We intend to submit a marketing authorization application to the EMA for approval of our C&C platform product candidates in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if a product candidate is approved, the applicable regulatory agency may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the European Union also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for a product candidate may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our T&T platform product candidates or our other product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. We will train our marketing and sales personnel to not promote our products, if approved, for any off-label uses. We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate.

If the FDA, EMA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Risks Related to our Reliance on Third Parties

We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We will rely upon third-party vendors, including CROs, to monitor and manage data for our ongoing preclinical studies and clinical trials. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We will rely on these CROs for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the vendors and CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors will be required to comply with good clinical practice, cGMP, the Helsinki Declaration, the International Conference on Harmonization Guideline for Good Clinical Practice, applicable European Commission Directives on Clinical Trials, laws and regulations applicable to clinical trials conducted in other territories, and good laboratory practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, including Good Clinical Practice, or GCP, and cGMP regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs or vendors terminate, we may not be able to enter into arrangements with alternative CROs or vendors or do so on commercially reasonable terms. In addition, our CROs are not our employees, and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated, which could adversely affect our results of operations and the commercial prospects for our product candidates, increase our costs and delay our ability to generate revenue.

Replacing or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, we may encounter similar challenges or delays in the future, which could have a material adverse impact on our business, financial condition and prospects.

Independent clinical investigators and CROs that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We will depend on third parties, including independent clinical investigators and CROs, to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers and vendors that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs.

These investigators and CROs will not be our employees and we will not be able to control, other than through contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. Further, the performance of our CROs may also be interrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 patients or prioritization of resources toward the COVID-19 pandemic.

Investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and an investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or other regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval or rejection of our marketing applications by the FDA or other regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as GCP, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures could adversely affect the clinical data, the outcome of the clinical studies or the development of our product candidates and harm our business.

We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

We rely on third party suppliers for certain raw materials necessary to manufacture our product candidates for our preclinical studies and clinical trials. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

Even following our establishment of our own cGMP-compliant manufacturing capabilities, we intend to continue to rely on third party suppliers for these raw materials, which will continue to expose us to manufacturing risks including:

●	reduced control for certain aspects of manufacturing activities;

●	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

●	disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Certain of our raw material suppliers will be required to become cGMP-compliant and establish a drug master file for the applicable ingredient before we can submit an NDA for our T&T platform product candidates. If these suppliers do not successfully carry out their contractual duties or manufacture our raw materials in accordance with regulatory requirements, we will not be able to submit our NDA as planned or complete, or may be delayed in completing, the clinical trials required for approval of our T&T platform product candidates. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay or increased expense prior to the approval of our C&C platform product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, we have not yet entered into binding agreements with certain third-party manufacturers to produce the raw materials and products that we use to manufacture our product candidates. Although we intend to rely on third-party manufacturers for the raw materials and products to support the manufacturing of our product candidates for commercialization, we have not yet entered into agreements with certain manufacturers. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities at commercially reasonable terms.

Our reliance on third parties requires us to share our intellectual property, including trade secrets, which increases the possibility that a competitor will discover them or that our intellectual property will be misappropriated or disclosed.

Because we rely on third parties to provide us with the materials that we use to develop and, if appropriate in the future, manufacture our product candidates or approved products, we may, at times, share trade secrets and intellectual property with such third parties. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets and intellectual property. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Despite our efforts to protect our trade secrets and knowhow, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets and knowhow would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We intend to rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates. This ability depends to a large extent on identifying aspects of the technology that are patentable, that their exposure via patent applications would not provide a third party of engineering around capabilities and on the ability to generate and identify superior data that would present a comparative edge vis-à-vis third party technologies.

We have sought to protect our proprietary position by filing patent applications in the United States, with respect to our novel technologies and product candidates, which are important to our business. These patent applications will base international and national patent filings in countries of interest to our business, such as the United States, the European Union and Israel. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute our applications in the United States, the European Union and Israel, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

As of February 2022, our growing portfolio of patent applications consists of two families that disclose our technology. We cannot offer any assurances about which, if any, patents will issue in due time, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

Further, the patent position of pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. This renders the patent prosecution process particularly expensive and time-consuming. There is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively, and our business and results of operations would be harmed.

We may not have sufficient patent lifespan to effectively protect our products and business.

Patents have a limited lifespan. The natural expiration of a patent is generally 20 years counted from its filing date (or PCT filing date in case it is derived from an international application). Although various extensions may be available, they are uncommon and the protection they afford, is limited. Even if any of our patent applications matures into issued patents, if we do not have sufficient patent terms or regulatory exclusivity to protect our products, our business and results of operations will be adversely affected.

Changes in patent policy and national intellectual property laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in patent laws or interpretation of patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing. We therefore cannot be certain that we were the first to make the invention claimed in our owned patent or pending applications, or that we were the first to file for patent protection of such inventions.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidate. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our competitive position may suffer if patents issued to third parties or other third party intellectual property rights cover our product candidates or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use of our product candidates. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any materials formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidates unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our technology may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

For example, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of that program and our business and financial condition could suffer.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our intellectual property or that of our licensors that we may acquire in the future. If we or a future licensing partner were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Under the AIA, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in or right to compensation with respect to our patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. To the extent that our employees have not effectively waived the right to compensation with respect to inventions that they helped create, they may be able to assert claims for compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful which in turn could impact our future profitability.

Changes in United States and international patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Our success is heavily dependent on intellectual property. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing these patents is costly, time consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain patents or to enforce patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products or methods of treatment, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our future patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Business Operations

Our business, operations and financial performance have been and may continue to be impacted by the COVID-19 pandemic.

The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have significantly impacted the global economy. There remains considerable uncertainty around the duration and extent of the COVID-19 pandemic and its ongoing impacts, and we expect the evolving COVID-19 pandemic to continue to impact our business and these impacts may be substantial. In particular, the Company cannot accurately predict the future impact COVID-19 may have on, among others, (i) labor availability and supply lines, (iii) availability of essential supplies, or (iii) ability of the Company to obtain necessary financing. We may also experience limitations on employee resources in the future, including because of sickness of employees or their families. These factors may hamper the Company’s efforts to comply with filing or reporting obligations or requirements under securities laws.

The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 have and may continue to negatively impact productivity, slow down our research and development activities, cause disruptions to our supply chain and impair our ability to execute our business development strategy. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting demand for or otherwise advancing development of our products may be impaired.

While many jurisdictions have partially or entirely relaxed various “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions, some have not, such as those in much of Europe. Additionally, if there is a resurgence in infections in jurisdictions that have eased restrictions, then such restrictions may be reimplemented. Such orders or restrictions, as well as the perceived need by individuals to continue such practices to avoid infection, among other factors, continue to result in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects. The states and countries in which our products and their components are manufactured, assembled, shipped and distributed are in varying stages of restrictions and re-opening to address the COVID-19 pandemic. Any existing or renewed quarantines, government actions related to the pandemic or shutdowns could disrupt our supply chain, manufacturing or shipping process, or sales channel.

The widespread pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, reducing our ability to access capital, which would negatively affect our liquidity. In addition, if the COVID-19 pandemic results in a prolonged economic recession, it could harm our future sales, if any, and our ability to continue as a going concern. A prolonged economic contraction or recession may also result in employer layoffs in markets where we conduct business.

Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact the COVID-19 pandemic will continue to have on the financial results and condition of the Company in the future. To the extent the COVID-19 pandemic adversely affects our financial results and business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular product candidates may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, in particular for our lead product candidate, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in our efforts to identify, discover or license additional product candidates.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of our product candidates, the success of our business also depends upon our ability to identify, discover or license additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including: lack of financial or personnel resources to acquire or discover additional product candidates; new product candidates may not succeed in preclinical or clinical testing, or may be shown to have harmful side effects or may have other characteristics that may make them unmarketable or unlikely to receive marketing approval; our competitors may develop alternatives that render our product candidates obsolete or less attractive; the market for a product candidate may change during our development program so that such product may become unprofitable to continue to develop; new product candidates may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and new product candidates may not be accepted as safe and effective by patients, the medical community, or third-party payors.

We may be forced to abandon our development efforts for a program or programs that are unsuccessful, or we may not be able to identify, license, or discover additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Further, research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.

We may collect, process, use or transfer personal information from individuals located in the European Union in connection with our business, including in connection with conducting clinical trials in the European Union. Additionally, we intend to commercialize our product candidates, and any of our product candidates that receive marketing approval, in the European Union. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or the GDPR, along with other European Union and country-specific laws and regulations. The United Kingdom and Switzerland have also adopted data protection laws and regulations. These legislative acts (together with regulations and guidelines) impose requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our research, development and manufacturing activities and our third party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages, such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees and independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of information obtained in the course of clinical trials, including individually identifiable information, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third party distributors and conduct physician, ENT specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors, prince controls or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	an outbreak of a contagious disease, including COVID-19, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales organization. If we are unable to establish sales and marketing capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

We have no experience selling and marketing our product candidates, and we currently have no marketing or sales organization. To successfully commercialize any product candidates that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If our product candidates receive regulatory approval, we intend to establish a sales and marketing organization independently or by utilizing experienced third parties with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets, all of which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact our ability to commercialize our product candidates.

Further, given our lack of prior experience in marketing and selling pharmaceutical products, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize our product candidates. As such, we may be required to hire sales representatives and third party distributors to adequately support the commercialization of our product candidates, or we may incur excess costs if we hire more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We also may enter into collaborations with large pharmaceutical companies to develop and commercialize product candidates. If our future collaborators do not commit sufficient resources to develop and commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may compete with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community, including physicians, hospital pharmacists and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process may delay or disrupt our product development and commercialization efforts.

The preparation of drug products for clinical trials or commercial sale is subject to extensive regulation. Before we can begin to commercially manufacture our product candidates or any product candidate, we must obtain regulatory approvals from the Israeli Ministry of Health, or MOH, the FDA and similar regulatory agencies, as applicable for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the European Union and worldwide. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before our C&C platform product candidates or any product candidate can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. For example, in the past, a cGMP audit by the MOH of the manufacturing process in the facility of our contract manufacturer for our C&C platform product candidates resulted in certain critical observations, which have since been resolved. There can be no guarantee, however, that future inspections by regulatory authorities of our manufacturing facilities or those of our contract manufacturers will result in MOH’s agreement that these critical observations have been resolved or that similar inspectional observations will not be identified. If we do not demonstrate to the satisfaction of the applicable regulator that our manufacturing facilities, or those of our contract manufacturers, are in compliance with applicable requirements, we may be materially delayed in the development of our product candidates, which would materially harm our business. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

Our failure to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of any approved products and our product candidates.

If we receive marketing approval for our product candidates, sales will be limited unless the product achieves broad market acceptance by physicians, patients, third-party payors, hospital pharmacists, infectious disease specialists and others in the medical community.

The commercial success of our product candidates will depend upon the acceptance of the product by the medical community, including physicians, patients, healthcare payors, hospital pharmacists and infectious disease specialists. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the demonstration of clinical safety and efficacy of our product candidates in clinical trials;

●	the efficacy, potential and perceived advantages of our product candidates over alternative treatments;

●	the cost of treatment relative to alternative treatments;

●	the prevalence and severity of any adverse side effects;

●	product labeling or product insert requirements of the FDA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

●	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory or voluntary risk management plan;

●	our ability to obtain third-party coverage and adequate reimbursement;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage;

●	the demonstration of the effectiveness of our product candidates in reducing the cost of treatment;

●	the strength of marketing and distribution support;

●	the timing of market introduction of competitive products;

●	the availability of products and their ability to meet market demand; and

●	publicity concerning our product candidates or competing products and treatments.

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payors, hospital pharmacists and infectious disease specialists, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of our product candidates, if approved, will depend on, in part, the extent to which the procedures utilizing our product candidates, performed by health care providers, will be covered by third party payors, such as government health care programs, commercial insurance and managed care organizations. Our product candidates will be purchased or provided by health care providers for utilization in certain surgical procedures. In the event health care providers and patients accept our product candidates as medically useful, cost effective and safe, there is uncertainty regarding whether our product candidates will be directly reimbursed, reimbursed through a bundled payment or if the product candidates will be included in another type of value-based reimbursement program. Third party payors determine the extent to which new products or procedures will be covered as a benefit under their plans and the level of reimbursement for any covered product or procedure which may utilize a covered product.

When used in connection with certain procedures, our product candidates may not be reimbursed separately but their cost may instead be bundled as part of the payment received by the provider for the procedure only. Treating physicians are unlikely to use and order our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. A decision by a third-party payor not to cover or adequately reimburse for our product candidates or procedures using our product candidates, could reduce physician utilization of our products once approved. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products.

A primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Third party payors decide which products and procedures they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for healthcare products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of direct or indirect reimbursement.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

●	a covered benefit or part of a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

In the United States, third-party payors, including private and governmental payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which procedures using new products will be covered and reimbursed. The Medicare and Medicaid programs are increasingly used as models for how private payors and other governmental payors develop their coverage and reimbursement policies. It is difficult to predict at this time what third-party payors will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. Additionally, we may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, or achieve profitably at all, even if approved.

Our business entails a significant risk of clinical trial and/or product liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Our business exposes us to significant clinical trial and/or product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Clinical trial and/or product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, product liability claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our company valuation. While we currently have clinical trial liability insurance, we do not have product liability insurance and do not anticipate obtaining product liability insurance until such time as we have received FDA or other comparable foreign authority approval for a product and there is a product that is being provided to patients outside of clinical trials. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. In some countries, the institution or the doctors involved do not have sufficient insurance to cover their activities. Furthermore, clinical trial and product liability insurance are becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by clinical trial and product liability claims that could have a material adverse effect on our business.

Risks Related to this Offering and Ownership of Our Securities

The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares or Warrants at or above the initial public offering price.

Prior to this offering, there has not been a public market for our securities. Although we have applied to list our Ordinary Shares and Warrants on Nasdaq, an active trading market for the Ordinary Shares or Warrants may not develop or be sustained. If an active trading market for our Ordinary Shares or Warrants does not develop following this offering, you may not be able to sell your Ordinary Shares or Warrants quickly or at the market price. The initial public offering price for the Units will be determined by negotiations between us and representative of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of each of our Ordinary Shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	inability to obtain the approvals necessary to commence clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of medical devices;

●	the depth of the trading market in our securities;

●	termination of the lock-up agreements or other restrictions limiting our ability or that of any of our existing shareholders to sell our Ordinary Shares (or any other securities that we may issue, if any) after this offering;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and the Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our securities, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

The Warrants are speculative in nature.

Except as otherwise set forth therein, the Warrants offered in this offering do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $          (based on an assumed public offering price of $        per Unit, the midpoint of the range set forth on the cover page of this prospectus) per Ordinary Share, 100% of the public offering price per Unit, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Ordinary Shares will continue to equal or exceed the exercise price of the Warrants offered by this prospectus. In the event that our Ordinary Shares price does not exceed the exercise price of such Warrants during the period when such Warrants are exercisable, the Warrants may not have any value.

There is no established market for the Warrants being offered in this offering.

There is no established trading market for the Warrants offered in this offering. Although we have applied to list the Warrants on Nasdaq there can be no assurance that there will be an active trading market for the Warrants. Without an active trading market, the liquidity of the Warrants will be limited.

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on Nasdaq, including following this offering, may cause the market price of our Ordinary Shares to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of February 22, 2022, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own shares representing approximately 90% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

Management will have broad discretion as to the use of the proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering and as described in the section titled “Use of Proceeds.” Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a PFIC for 2021 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our Company (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether such investors are treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders will also be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) December 31, 2025; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of the Ordinary Shares is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase securities in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per Ordinary Share, representing the difference between our pro forma net tangible book value per Ordinary Share after giving effect to this offering and the offering price. See “Dilution” for further information.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, research and development laboratories are located in Ra’anana, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. Currently, the three full-time employees and one part-time contractor of the Company are not required to perform reserve military service. However, any future employee and/or contractor of the Company which will reside in Israel may be required to perform reserve militarily reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there were, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees and/or any future Israeli contractors due to military service. Such disruption could occur and, therefore, harm our business and operating results.

Our operations are subject to currency and interest rate fluctuations.

Although our functional currency is the U.S. dollar, and our financial records are maintained in U.S. dollars, we also incur expenses in Euros and New Israeli Shekels. In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, mainly New Israeli Shekels. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk, and our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective product candidates may be sold.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of $620,000 that we received from the IIA during 2007-2010. The last IIA-approved research and development grants ended on December 31, 2018. With respect to the royalty-bearing grants we are committed to pay royalties at a rate between 3% and 4.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. As of February 22, 2022, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $735,000 (including accumulated interest). We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. It should be noted that an event of change of control may be considered a transfer of our technology or assets and therefore require the prior approval of the IIA before completing such a transaction. The IIA may also require potential acquirers to execute undertakings to procure our continued adherence to the terms of the IIA grants and/or impose other restrictions on such transactions. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

General Risk Factors

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

We are highly dependent on the members of our senior management team. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Our employees may leave our employment at any time. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue for the foreseeable future. As a result, competition for skilled personnel is intense, and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of any members of our senior management team without proper replacement, may impede the progress of our research, development and commercialization objectives. We do not maintain key man insurance for our senior management team.

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose Ordinary Shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or The Nasdaq Global Market, and investors may lose confidence in our operating results and the price of our Ordinary Shares could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our Ordinary Shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary Shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians; and

●	our ability to restructure our operations to comply with future changes in government regulation.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of Securities in this offering will be approximately $        million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $       per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase up to an additional                    Ordinary Shares and warrants in full, we estimate that the net proceeds to us from this offering will be approximately $      million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per Unit would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $        million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Units we are offering. An increase (decrease) of 1.0 million in the number of Units we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $ million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

●	approximately $ million to complete the preclinical and clinical development and submit a 510(k) application to the FDA for our PL-14, PL-15 and PL-16 C&C platform product candidates;

●	approximately $ million to complete in vitro feasibility as well as preclinical studies of corticosteroid, benzodiazepine, and naloxone for our T&T platform technology product candidates; and

●	the remainder for working capital and general corporate purposes and possible future acquisitions.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any of the above purposes on a stand-alone basis. Amounts and timing of our actual expenditures will depend upon a number of factors, including our sales, marketing and commercialization efforts, regulatory approval and demand for our product candidates, operating costs and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through June 2022. We anticipate that these funds, together with the net proceeds of this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through 30 months after the completion of this offering. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Financings Requirements”.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depositary institutions.

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders of our Ordinary Shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital—Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation—Material Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:

●	on an actual basis.

●	Pro Forma data gives effect to the following events as if each event had occurred on or before June 30, 2021: (i) the issuance of 589,466 Ordinary Shares to the Company’s chief executive officer pursuant to a commitment made as part of the March 2021 SPA (ii) the issuance of 14,328,396 Ordinary Shares pursuant to a share purchase agreement executed in August 2021 in consideration of $780,000; and (iii) the conversion of 2,180,201 preferred shares into 2,180,201 Ordinary Shares;

●	on a pro forma as adjusted basis to give effect to the additional issuance of Units in this offering, at an assumed public offering price of $ per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the securities had occurred on June 30, 2021.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2021
U.S. dollars in thousands	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(Unaudited)

Temporary equity, par value NIS 0.04 per share; 2,180,201 shares authorized, 2,180,201 shares issued and outstanding, actual; and no shares authorized, issued and outstanding pro forma; and pro forma as adjusted	$248

Shareholders’ equity:
Ordinary shares, par value NIS 0.04 per share; 20,000,000 shares authorized, 12,269,723 shares issued and outstanding; 36,000,000 shares authorized and 29,367,786 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma, as adjusted	$141
Additional paid-in capital	$1,326
Accumulated deficit	$(1,584)
Total shareholders’ equity (deficit)	$(117)

Total capitalization	$131

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold, and is based on 29,367,786 Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

●	1,465,289 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plan outstanding as of such date, with a nominal exercise price, of which 1,039,351 were vested as of such date (including 543,863 options which vests upon the completion of this offering); and

●	such number of Ordinary Shares issuable upon the exercise of options representing 2.5% of the Company’s post-initial public offering issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments which will be granted to Company’s Chief Executive Officer subsequent to the completion of this offering.

●	3,518,010 Ordinary Shares reserved for future issuance under our incentive option plan.

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $ million, assuming the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering. An increase or decrease of 1.0 million in the number of Units we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $ million, assuming the assumed initial public offering price per Unit, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our securities, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of June 30, 2021, we had a historical net tangible book value of $(117,000), or $(0.01) per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was $         million, or $           per ordinary share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding as of June 30, 2021, after giving effect to the issuance of 589,466 Ordinary Shares to the Company’s chief executive officer pursuant to a commitment made as part of the March 2021 SPA (ii) the issuance of 14,328,396 Ordinary Shares pursuant to a share purchase agreement executed in August 2021 in consideration of $780,000; and (iii) the conversion of 2,180,201 preferred shares into 2,180,201 Ordinary Shares.

After giving additional effect to the sale of Units in this offering at an assumed initial public offering price of $ per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2021 would have been $          per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to existing shareholders and immediate dilution of $           per ordinary share to new investors.

The following table illustrates this dilution per ordinary share:

Assumed initial public offering price per Unit			$
Historical net tangible book value per share as of June 30, 2021		$(0.01)
Increase in net tangible book value per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to new investors participating in this offering	$
Pro forma as adjusted net tangible book value per share after this offering			$
Dilution per share to new investors participating in this offering			$

The pro forma and pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately $        per ordinary share, and would increase (decrease) dilution to investors in this offering by $         per ordinary share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering. An increase (decrease) of 1.0 million in the number of Units we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately $         per ordinary share, and would decrease (increase) dilution to investors in this offering by approximately $        per ordinary share, assuming the assumed initial public offering price per ordinary share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares and Warrants, the pro forma as adjusted net tangible book value will increase to $ per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $ per ordinary share and an immediate dilution of $        per ordinary share to new investors participating in this offering.

The following table shows, as of June 30, 2021, on a pro forma as adjusted basis, the number of Ordinary Shares purchased from us as part of the Units, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing Units in this offering at an assumed initial public offering price of $           per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares			Total Consideration				Average Price Per Ordinary
	Number	Percent		Amount		Percent		Share
Existing shareholders	29,367,786		%		$2,476,000		%	$
New investors			%	$			%	$
Total		100.0%		$		100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per Unit (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $         million, $         million and $        , respectively, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of Units offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $       million, $       million and $        , respectively, assuming the assumed initial public offering price of $         per Unit (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold, and is based on 29,367,786 Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

●	1,465,289 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our incentive option plan outstanding as of such date, with a nominal exercise price, of which 1,039,351 were vested as of such date (including 543,863 options which vests upon the completion of this offering); and

●	such number of Ordinary Shares issuable upon the exercise of options representing 2.5% of the Company’s post-initial public offering issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments which will be granted to Company’s Chief Executive Officersubsequent to the completion of this offering.

●	3,518,010 Ordinary Shares reserved for future issuance under our incentive option plan.

To the extent that outstanding options are exercised, new options or warrants are issued or we issue additional Ordinary Shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited financial statements including the related notes thereto, beginning on page F-1 of this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a preclinical stage company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID-19 and influenza, as well as allergens and other airborne pathogens. Our proprietary C&C hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin protective shield containment barrier in the nasal cavity to prevent infection. We are further developing certain aspects of our C&C hydrogel platform such as the bioadhesion and prolonged retention at the nasal deposition site for improved intranasal delivery of drugs. We refer to our platform technology that is focused on nasal delivery of APIs as T&T.

We have experienced net losses since our inception in 2005. We incurred net losses of $73,000 for the year ended December 31, 2020. During 2019, we experienced no losses as we had halted our operations. We incurred net losses of $153,000 and $13,000 for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, we had an accumulated deficit of $1.58 million. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, upon closing of this offering, we expect to incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses.

For further information regarding our business and operations, see “Business” below.

Components of Operating Results

Revenues

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of products in the near future.

Research and Development Expenses

Research and development activities related to our product candidates are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	expenses incurred in operating our small-scale equipment; and

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Expenses, Net

Our net financing expenses consist primarily of differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2021, our operating tax loss carryforwards were approximately NIS 5.18 million ($1.6 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our results of operations for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020 were as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020	2020	2019
Statement of Operations:
Research and Development Expenses	$(90)	-	$(38)	-
General and Administrative Expenses	(61)	(10)	(34)	-
Operating Loss	(151)	(10)	(72)	-
Financing Expenses	(2)	(3)	(1)	-
Net Loss and Comprehensive Loss	(153)	(13)	(73)	-
Basic and Diluted Net Loss per Share	$(0.02)	(0.01)	$(0.03)	-
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	9,415,367	3,685,497	4,109,443	3,685,497

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020	2020	2019
Subcontractors and consultants	$20	-	$25	-
Payroll and related expenses	63	-	10	-
Share based payment	6	-	-	-
Patents	1	-	3	-
Total research and development expenses	$90	-	$38	-

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 and Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Our research and development expenses for the six months ended June 30, 2021 and 2020 were $90,000 and none, respectively. The increase of $90,000, or 100%, is mainly attributed to an increase of $63,000 in payroll and related expenses and from $20,000 from subcontractors and consultants’ expenses. The increase in Company’s expenses was in connection with the COVID-19 pandemic irruption which increased Company’s development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses.

Our research and development expenses for the years ended December 31, 2020 and 2019 were $38,000 and none, respectively. The increase of $38,000, is mainly attributed to the COVID-19 pandemic, which increased the Company’s development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the Six Months Ended June 30,		For the year ended December 31,
(U.S. dollars in thousands)	2021	2020	2020	2019

Payroll and related expenses	$19	-	$19	-
Professional services	21	7	8	-
Share based payment	13	-	-	-
Office maintenance	2	-	5	-
Others	6	3	2	-
	$61	10	$34	-

Our general and administrative expenses for the six months ended June 30, 2021 and 2020 were $61,000 and $10,000, respectively. The increase of $51,000, or 510%, is primarily attributable to an increase in payroll and related expenses and increase in professional services. The increase is mainly attributed to increase in Company’s activity.

Our general and administrative expenses for the years ended December 31, 2020 and 2019 were $34,000 and none, respectively. The increase of $34,000, or 100%, is mainly attributed the COVID-19 pandemic irruption, which increased Company’s development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses.

Financing Expenses

Our financing expenses for the six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020 and 2019, were immaterial.

Contractual Obligations

As if December 31, 2020, we had the following contractual obligations:

The Company received during 2007-2010 funding from the IIA (previously known as Officer of Chief Scientist) for its participation in research and development costs, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products in the research and development of which the IIA participates by way of grants. According to the funding’s terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the funding received by the Company, linked to US dollar and bearing LIBOR interest rate. In the case of failure of a financed project, the Company is not obligated to pay any such royalties to the IIA. The total funding received from the IIA including interest as of December 31, 2020 is $715,000.

On September 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer. According to the agreements, the Chief Executive Officer is entitle to receive among other things: (i) a one-time NIS 150,000 (approximately USD 48) bonus upon completion of the Company’s initial public offering, (ii) options representing 0.5% of the Company’s pre-initial public offering issued and outstanding shares which will vest upon the completion of the Company’s initial public offering and become exercisable for a period of 5 years, and (iv) options representing 2.5% of the Company’s post-initial public offering issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We describe our significant accounting policies and estimates in Note 2 to our annual financial statements contained elsewhere in this prospectus.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and derivatives. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

For the periods included in the financial statements, we do not believe there are critical accounting estimates that are subject to uncertainty or that have significantly changed during the relevant periods.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the U.S. GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult

Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2020, we incurred a net loss of $73,000 while net cash of $73,000 was used in our operating activities. For the six months ended June 30, 2021, we incurred a net loss of $153,000 while net cash of $102,000 was used in our operating activities. As of June 30, 2021, we had working capital of $112,000, and an accumulated deficit of $1,584,000. As of June 30, 2021, our cash and cash equivalents totaled approximately $41,000. We believe that after the completion of this offering our cash and cash equivalents will enable us to fund our operations for at least the next 12 months.

Through June 30, 2021, we have financed our operations primarily through private placements. Total invested capital as of June 30, 2021 was $1.7 million, which included Ordinary Shares, preferred shares and option to purchase Ordinary Shares.

The following table summarizes our statement of cash flows for the years ended December 31, 2020 and 2019 and the six months periods ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2021	2020	2020	2019
Net cash used in operating activities	$(102)	-	$(73)	-
Net cash used in investing activities	(17)	-	(6)	-
Net cash provided by financing activities	150	-	89	-
Increase in cash and cash equivalents	$31	-	$10	-

Net cash used in operating activities

Net cash used in operating activities was $102,000 and none for the six months ended June 30, 2021 and 2020, respectively. The $102,000 increase was attributable primarily to an increase in our net loss due to increase in Company’s activity.

Net cash used in operating activities was $73,000 and none for the years ended December 31, 2020 and 2019, respectively. The $73,000 increase was attributable primarily to the increase in our net loss, due to increase in Company’s activity.

Net cash used in investing activities

Net cash used in investing activities was $17,000 and none for the six months ended June 30, 2021 and 2020, respectively. The increase is mainly due to purchase of fixed assets following increase in Company’s activity.

Net cash used in investing activities was $6,000 and none for the years ended December 31, 2020 and 2019, respectively. The $6,000 increase is considered immaterial.

Net cash provided by financing activities

Net cash provided by financing activities was $150,000 and none for the six months ended June 30, 2021 and 2020, respectively. The increase was due to an increase in financing activity related to Share purchase agreements.

Net cash provided by financing activities was $89,000 and none for the years ended December 31, 2020 and 2019, respectively. The increase was due to an increase in financing activity related to Share purchase agreements.

Funding Requirements

We have incurred losses and cash flow deficits from operations since the inception, resulting in an accumulated deficit at June 30, 2021 of approximately $1.6 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until 2022. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources. This may raise substantial doubts about our ability to continue as a going concern.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations during the six months ended June 30, 2021, year ended December 31, 2020 and the year ended December 31, 2019.

BUSINESS

Overview

We are a preclinical stage company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID-19 and influenza, as well as allergens and other airborne pathogens. Our proprietary Capture and Contain TM (C&C) hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin protective shield containment barrier in the nasal cavity to prevent infection.

Our C&C hydrogel platform leading product candidates are PL-14, PL-15 and PL-16 for the prevention of allergies, COVID-19 and influenza, respectively. We intend to seek FDA clearance for the commercialization of our C&C product candidates as Class II medical devices through the FDA’s 510(k) pathway.

We plan to file our first Class II 510(k) in the third quarter of 2023 for our PL-14 C&C platform product candidate for allergy prevention based on predicates. We plan to file our PL-15 C&C platform product candidate for the prevention of COVID-19, and our PL-16 C&C platform product candidate for the prevention of influenza under a de novo Class II 510(k) pathway in the first quarter of 2024.

We are further developing certain aspects of our C&C hydrogel platform such as the bioadhesion and prolonged retention at the nasal deposition site for improved intranasal delivery of drugs. We refer to our platform technology that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. While the C&C platform aims to provide preventative solutions, our second technology, the T&T platform aims to provide a set of therapeutic solutions by delivering medicines via the intranasal route. Our T&T platform product candidates include corticosteroids, benzodiazepines, and naloxone.

We generally intend to retain global commercialization rights to our C&C product candidates, which we believe will allow us to retain the greatest potential value of our product portfolio. However, we may opportunistically enter into license agreements or collaborations where we believe there is an opportunity, particularly outside the United States, to maximize the value and accelerate the development of our product candidates and potential commercialization of any products. For our T&T product candidates, we intend to explore opportunities for development in collaboration with third parties.

Our Products

Our nasal hydrogels have been designed as a non-invasive, non-intrusive, rapidly responding system. The hydrogels formulated as a unique mixture of FDA GRAS mucoadhesive polymers ensures a quick formation with a reliable and long-lasting adhesion to the mucosal membranes in the nose.

Our leading technologies are our C&C and T&T platform technologies. The C&C technology allows a broad-spectrum protective shield against a wide range of viral infections as well as nasal allergic reactions. We expect our PL-14 C&C platform product candidate (for allergy prevention) to be regulated as Class II medical device by the FDA under 510(k) pathway. We expect our PL-15 & PL-16 C&C platform product candidates (for the prevention COVID-19 and influenza, respectively) to be regulated as Class II medical device by the FDA under the de novo 510(k) pathway. The three C&C product candidates (PL-14, PL-15 & PL-16) are scheduled to initiate preclinical safety trials in the fourth quarter of 2022. In addition, pivotal clinical trials on our PL-14 C&C platform product candidate is expected to commence in the first quarter of 2023, following which we hope to submit a 510(k) application with the FDA quickly thereafter. For our PL-15 & PL-16 C&C platform product candidates, pilot clinical trials are expected to commence in the first quarter of 2023 and pivotal clinical trials are expected to commence in the third quarter of 2023, following which we hope to submit a 510(k) application with the FDA quickly thereafter.

The T&T platform technology is designed to allow a long residence time for the API, and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of an FDA-cleared nasal sprayer and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. We aim to conduct feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, beginning in the second quarter of 2022 through the second quarter of 2023. Pre-clinical studies will follow and are expected to begin in either the second or third quarter of 2023. Phase I clinical trials for each of the three product candidates of the T&T technology are planned for the first quarter of 2025, subject to securing additional financing.

Background related to the C&C and T&T platform technologies

The nasal cavity is a large, air-filled space above and behind the nose in the middle of the face. Each cavity is the continuation of one of the two nostrils. The nasal cavity is the uppermost part of the respiratory system and provides the nasal passage for inhaled air from the nostrils to the nasopharynx and rest of the respiratory tract. The nasal mucosa, also called respiratory mucosa, lines the entire nasal cavity, from the nostrils to the pharynx. A dynamic layer of mucus overlies the nasal epithelium (the outermost layer of cells of the nasal mucosa).

The nasal sub-mucosa underlies the basement membrane. This layer is made up of glands which secrete watery substances and mucus, nerves, an extensive network of blood vessels and cellular elements like blood plasma. The entire mucosa is highly concentrated with blood vessels and contains large venous-like spaces; bodies which have a vein-like appearance and swell and congest in response to allergy or infection.

Schematic illustrations of the mucosal tissue (lest) and nasal cavity anatomy (right)

The nasal mucosa plays an important role in regulating the immune responses to allergens and other airborne pathogens, which enter the nose. Normally, it prevents allergens and pathogens from penetrating the nasal cavity and deleterious infections or allergic reactions. Healthy intact mucus is covering the nasal cavity and provides a physical barrier against biological assaults due to its viscous and adhesive properties. Upon extensive exposure to biological assaults the mucus may fail to provide the necessary defense which results in infection or allergic reaction. For this manner, mucoadhesive polymers can contribute to a better functionality in defense from biological assaults.

The term ‘mucoadhesion’ refers to the adhesion of specific polymers to the surface of the mucosal layer. The mucosal layer is made up of mucus, a viscoelastic fluid, which is secreted by the epithelial cells. A mucoadhesion polymer helps to promote the adhering of a given formulation to the nasal mucosa by physically interacting with the mucosa. Various properties impact the mucoadhesive of polymers, such as: (i) molecular weight; (ii) chain length; (iii) viscosity; (iv) degree of cross-linking; (v) spatial conformation; (vi) flexibility of polymer chains; (vii) concentration ; (viii) charge and degree of ionization – anion>cation>non-ionic; (ix) degree of hydration; and (x) pH.

The mechanism of mucoadhesion is characterized by to two steps: contact stage and consolidation stage. The first contact stage is characterized by the initial contact between the polymers and the mucous membrane, with spreading and initiating a deep contact with the mucus layer. In the second consolidation step, the polymers are activated by the presence of moisture and as they hydrate they become mucoadhesive. Our innovative platform technologies consist of a unique mixture of mucoadhesive polysaccharides polymers creating a 3-dimentional network structure to better interact with mucosal tissues.

Moreover, the highly vascularized nature of the nasal cavity enabled an alternative administration route of drugs and has gained interest among pharmaceutical companies as a means of advanced method to increase residence time in the nasal cavity.

Capture and Contain TM (“C&C”)

We are constantly exposed to airborne contaminations, and as we breathe, these pathogens and allergens may cause serious health issues. Our proprietary C&C is based on natural 3-D polymeric network tailored to optimally adhere to the nasal mucosal surface. The polymeric network creates a physical barrier that Captures and Contains biological assaults and prevent their penetration.

The C&C platform consist of mucoadhesive polymers mixture optimized for the purposes of coverage and adherence to the nasal cavity as well as capturing and containing the biological assaults based on physical interactions.

Our product candidate is presented in a liquid form, which allows a rapid interaction between the polymers and the mucosa and prevent the irritating effect of powdered based formulations. In addition, our product candidate is negatively charged to allow a high degree of mucoadhesivness. Moreover, its unique structure allows a high degree of capturing and containing of variable types of biological assaults. The product candidates’ pH was adjusted to further decrease the viral viability without damaging the nasal mucosal tissue.

The innovative formulation is expected to provide protection that lasts approximately six hours after each nasal administration without any adverse side effects. The prevention of initial colonization reduces the viral load, which helps the immune system to better control the infection. The same concept applies for the prevention of allergens to interact with epithelial tissue to reduce allergic reactions and symptoms.

As a physical barrier, our lead product candidates have the potential advantages:

●	easy to use

●	fast acting

●	non-irritant

●	non-drip

●	optimal coverage of nasal cavity

●	up to 6h of protection after each application

With respect to COVID-19, the virus tends to become firmly established in the nasal cavity. Then, in some cases, the virus is aspirated into the lungs where it may cause more serious disease, including potentially fatal pneumonia.

With respect to the COVID-19, our C&C product is designed to protect the upper respiratory tract in conjunction with additional preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene to decrease the probability of serious disease.

Product Roadmap

We performed a regulatory assessment review for our PL-15 and PL-16 C&C platform product candidates where the intended use includes a “nasal mechanical virus blocker”. There are no regulatory classifications or predicate devices found in the FDA’s databases matching this intended use. The regulatory pathway would most likely be considered a Class II medical device without substantial equivalence, which would mean a de novo 510(k) request submission. we intend to schedule an FDA Pre-submission meeting for both our PL-15 and PL-16 C&C platform product candidates to ensure both would be considered as Class II medical device and to ensure FDA agreement with the proposed testing plan.

PL-14 – Nasal Allergies

Our PL-14 C&C platform product candidate is scheduled to initiate its preclinical safety trials in the fourth quarter of 2022. We expect pivotal clinical trial to commence a few months afterward, in the first quarter 2023, following which we hope to submit a 510(k) application for the prevention of nasal allergies with the FDA quickly thereafter a.

PL-15 – COVID-19

Our PL-15 C&C platform product candidate is scheduled to undergo preclinical safety trials in the fourth quarter of 2022. We expect pilot clinical trial to commence in the first quarter 2023. We expect that the pivotal clinical study to commence in the third quarter 2023, following which we hope to submit a 510(k) application for the prevention of SARS-2 (COVID-19) infections with the FDA quickly thereafter.

PL-16 - Influenza

Our PL-16 C&C platform product candidate is scheduled to undergo preclinical safety trials in the fourth quarter of 2022. We expect pilot clinical trial to commence in the first quarter 2023. We expect pivotal clinical trial to commence in the third quarter 2023, following which we hope to submit a 510(k) application for the prevention of Influenza infections with the FDA quickly thereafter.

Study Results

Over the last 12 months our formulations have been tested for their efficacy to block different types of biological assaults from interacting with host cells. For this purpose, we used a validated and well accepted cultured cells blocking assays, to evaluate the potential of the formulation to block the human coronavirus 229E and Influenza H1N1 virus, as well as the house dust mite Der P1 and the timothy grass Phl P1 allergens. The studies have been conducted mainly by our service partner PharmaSeed Ltd., Israel’s largest GLP-certified pre-clinical CRO specializing in translational and regenerative studies. The main goal of these studies was to evaluate our formulations for their potential to prevent cell mortality as a consequence of viral infection, or to decrease the anti-inflammatory cytokines secretion following allergens encounter. Together with the biological efficacy of the formulations, we evaluated their safety profile using cytotoxic cells assay on variable cell lines (MRC5, MDCK and A549).

The viral or allergen blocking assay was performed by using specific host cells, susceptible to viral infection or allergen interaction. The host cells were treated with our formulation and challenged by viral infection or allergens. The viability of non-treated or treated cells was monitored using 3-(4,5-dimethylthiazol-2-yl)-2,5-diphenyltetrazoliumbromide (MTT) to determine the formulations’ effective concentrations.

While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, we believe that based on the results of the aforementioned studies, our formulations presented a consistent and significant (p-value < 0.05) preventative efficacy, as expressed in the viral blocking assays with the preservation of 100% of cell viability compare to significantly lower cell viability of cells infected with human coronavirus 229E and Influenza H1N1 (31% and 5%, respectively). In addition, our formulation presented preventing activity against the house dust mite allergen Der P1 and the timothy grass allergen Phl P1 from interacting with the host cells. This preventative effect was expressed with the inhibition of IL-8 secretion, an important protein related to inflammation, where it plays a key role in the recruitment of neutrophils and other immune cells to the site of infection.

In all tested cell lines (MRC5, MDCK and A549), no significant cytotoxicity was observed when compared to the untreated cells.

UT – Untreated cells

UT+A – Untreated cells challenged with allergen

Efficacy against House dust mite allergen Der P1

The effect of the C&C Platform (PL-14) in reduction the IL-8 secreaction in respons to dust mite allergen Der P1. A lower bar indicates lower inflamation

The effect of the C&C Platform (PL-14) in reduction the IL-8 secreaction in respons to timothy grass allergen Phl P1. A lower bar indicates lower inflamation.

Efficacy against Human coronavirus 229E	Efficacy against Influenza N1H1

Figure 3 - The effect of the C&C Platform (PL-15) in protection of the cells againts human corona virus. A higher bar indicates higher degree of protection	Figure 4 - The effect of the C&C Platform (PL-16) in protection of the cells againts influenza virus. A higher bar indicates higher degree of protection

Trap and Target ™ (T&T)

Novel delivery systems are required to address unmet clinical needs. In circumstances where local or systemic administration may not be the best approach, nasal drug delivery may be a viable option. Intranasal administration is an attractive option for local and systemic delivery of many therapeutic agents.

Advantages of intranasal drugs delivery

The nasal cavity is an important target for local and systemic drug administration as well as targeting the central nervous system. Due to highly vascularization of the nasal mucosa, liquids or particles that attach to this surface can act either locally or be absorbed into the bloodstream. To treat localized diseases including congestion, sinusitis, and allergic reactions, a variety of drugs such as corticosteroids and antihistamines often are administered to the nasal cavity. The first cranial nerve, or olfactory nerve, is the only point where the central nervous system is exposed to the body’s mucosa, and it is one of six nerves that branch into the nose cavity. This means that medications can be absorbed directly into the brain, bypassing the blood-brain barrier.

Although there are many advantages for delivering medicines intranasally, there are also a few drawbacks, such as quick evacuation from the nasal canal, limited bioavailability, and difficulty getting a big enough dosage due to the limited absorption area. Our T&T technology is developed to address the abovementioned drawbacks to further improve the efficiency of intranasal administration. Based on our C&C hydrogel technology, we adjusted specific characteristic parameters and established the T&T drug delivery system for intranasal targeted drugs.

While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, the T&T platform delivery technology consist of a mucoadhesive polymers mixture designed to allow a long residence time and an intimate contact with the mucosal tissue for what we believe to be an effective delivery of medicines. The T&T platform can be tailored for different molecules to address their specific challenges thus believed to induce improved therapeutic effect. The T&T technology has been designed to enable mucoadhesion and prolonged retention at the deposition site by tailoring the physicochemical properties through composition, concentration and crosslinking of the key polymers of the formulation appears pivotal for the potential development as nasal medicinal products.

The T&T platform is optimized into two main applications: local and systemic delivery.

Locally acting nasal product candidates

Several nasal products are present on the market for the treatment of local ailments of the nose. In general, they are nasal sprays and the principal APIs contained in such products are antihistamines, corticosteroids and vasoconstrictors.

Corticosteroids

Among the locally acting nasal products, intranasal corticosteroids, or INCS, are particularly interesting for their clinical and commercial value, being indicated as primary or adjunct therapy for treating nasal congestion, allergic/non-allergic rhinitis, acute rhinosinusitis, chronic rhinosinusitis with or without nasal polyposis and adenoid hypertrophy.

The efficacy and safety profiles of INCS for adults and pediatric patients is well established. The bioavailability of the CS can be increased due to the bioadhesion and viscosity of our formulations. Patents related to INCS products on the market expired recently in addition to the usage of CS as a promising treatment to COVID-19 symptoms create an opportunity for market penetration.

We aim to conduct feasibility studies for the corticosteroids product candidate of the T&T technology beginning in the second quarter of 2022 through the second quarter of 2023. The feasibility studies may include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation.

Systemically acting nasal product candidates

The high vascularization and high permeability of the nasal mucosa enabling systemic distribution of drugs. Nasal drug products on the market now include several indications such as hormone replacement therapy, osteoporosis, migraine, prostate cancer and vaccination against influenza. Because nasal administration avoids first-pass metabolism and the gastrointestinal tract, it is used for the delivery of APIs with low bioavailability, including peptides and proteins.

We believe that our T&T hydrogel technology can be compatible with drugs related to the central nervous system and significantly improve their bioavailability. We identify a need for improved delivery system for benzodiazepines drugs as well as for the opioid antagonist naloxone. We are currently evaluating the feasibility of these candidates in collaboration with one of the members of our Scientific Advisory Board, Prof. Fabio Sonvico (Pharmaceutical Technology, University of Parma, Italy), and will select our lead candidate to proceed to preclinical and clinical evaluations.

Benzodiazepines

Benzodiazepines, or BZDs, are widely recommended drugs in many countries around the world, as they are used to lessen anxiety, seizures, relax muscles, induce rest, or as sedatives for general anesthesia or sedation before medical procedure. Intranasal administration of benzodiazepines) is advantageous for home treatment of prolonged seizures, for pre-hospital treatment of seizures by emergency medical technicians, and for care of severely cognitively and behaviorally impaired patients when patient cooperation may be restricted.

We are planning to conduct feasibility studies for the BZD product candidates utilizing the T&T technology beginning in the second quarter of 2022 through the second quarter of 2023. We will explore the effect of drug loading, release kinetics profile, stability, and local toxicity. Based on these feasibility studies we will identify two or three leading candidates that will be further optimized and be tested in preclinical studies for safety and efficacy. Based on the pre-clinical studies results we will proceed to conduct Phase I clinical trial.

Naloxone – an Opioid Antagonist

The current opioid overdose epidemic can be attributed to fentanyl and other super-potent opioids found in substantial numbers of recent overdoses. Providing Naloxone immediately after a person experiences respiratory depression can reverse opioid toxicity. It is possible to administer Naloxone by injection or intranasally. Ampoules and prefilled syringes of Naloxone injectables are available. In comparison with naloxone injectables, naloxone nasal spray provides several advantages to community usage, including ease of administration, minimal training requirements, and no risk of needlestick injuries. In the event of an overdose of opioids in the community, Naloxone nasal spray might be used for emergency rescue treatment. Patients who may witness an opioid overdose or are at risk of opioid overdose are advised to carry naloxone nasal spray for use in the event of an opioid overdose emergency.

We believe that the characteristic of our T&T derived formulations may provide an improved uptake profile and bioavailability of naloxone through intranasal administration due to its mucoadhesive and viscous properties. We aim to conduct feasibility studies for the naloxone product candidate of the T&T technology beginning in the second quarter of 2022 through the second quarter of 2023. The feasibility studies may include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation. Based on the pre-clinical study results we plan to proceed to Phase I clinical trial.

Our Strengths

We believe that our experienced results-oriented management team, promising IP portfolio, scalable robust business model and multiple product candidates validating our platforms gives us a distinct advantage in the marketplace.

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People:

Our leadership team has a vast industry experience. Our management team has over 15 years (on average) of experience in life science companies. Our board of directors have vast experience in the life sciences industry as well as strong financial background. We believe that the holistic knowhow of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of world-renowned academics and thought leaders with expertise in drug delivery systems, Chemistry and Pharmaceuticals.

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Process:

We are developing and optimizing set of business processes including pre-clinical and clinical development, quality and regulatory processes. These processes can contribute shortening the time to market of our future product candidates position us with a competitive value in the competition landscape. The regulatory path for the C&C platform product candidates will be Class II 510(k). With regards to the T&T platform technology development process our feasibility set of studies is well defined and accepted in the intranasal delivery industry. We focus on already approved APIs (corticosteroids, benzodiazepines and naloxone) to shorten the clinical and regulatory processes time towards 505(b)(2) approval.

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Adaptable Technology:

Our C&C hydrogel platform is tunable and can provide a preventative solution against a wide range of biological assaults based on its versatile morphological properties. Our T&T drug delivery platform is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. The T&T platform can be tailored for different drugs to address their specific challenges thus believed to induce improved therapeutic effect. Both platform technologies are relatively easily adjusted and can potentially provide solutions in a rapid manner to new medicinal challenges.

Market Opportunities

We believe that our technologies have the potential to provide solutions to a broad range of unmet needs in the healthcare market. With our C&C technology, we aim to prevent common medical and public health challenges, such as allergic rhinitis and nasal viral infections, including COVID-19. Looking towards the future, the COVID-19 pandemic highlighted the need for action at the global level to invest in technologies, tools and solutions that will help overcome the next world health crisis. We believe our technology can play an important role in aiding nations and global organizations to combat viral outbreaks. While people across the world have become accustomed to preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene, we believe that there is an obvious need for a broader arsenal of more technologically advanced tools to help keep people safe as they return to normal routine.

With our T&T technology, we aim to address challenges in the markets of: allergic and non-allergic rhinitis by local intranasal delivery of corticosteroids; for systemic delivery of CNS related drugs for the growing markets of combatting opioid overdose using intranasal naloxone, and benzodiazepines for seizure clusters.

C&C Technology Market Opportunities

The human body is under constant external threats. Allergens, viruses and other toxins commonly penetrate our body’s defenses, first through its mucosal membranes, such as the lining of the mouth, nose, and eyes. While our immune system is typically well-equipped to fend-off or manage such threats, even common colds, influenza, and allergies continue to affect hundreds of millions of people every year.

Nasal gels and nasal sprays have emerged as a promising approach to prevent and treat certain respiratory infections. Nasal spray market is expected to gain market growth in the forecast period of 2020 to 2027. Data Bridge Market Research analyses the market to account to $22.71 billion by 2027 growing at a compound annual growth rate, or CAGR, of 6.12% in the above-mentioned forecast period. The growing cases of allergic rhinitis and infections will help in driving the growth of the nasal spray market.

Changing lifestyle across the globe, improving patient compliance, growing geriatric population, increasing level of pollution, painless way of administrating drug will likely accelerate the growth of the nasal spray market in the forecast period of 2020-2027. On the other hand, adoption of nasal spray as an effective route of drug administration and rising demand for self-administration will further boost various opportunities that will lead to the growth of the nasal spray market in the above-mentioned forecast period.

Market for SARS-CoV-2/COVID-19

As of December 2021, more than 281 million cases of COVID-19 have been reported worldwide, including 5.4 million deaths. COVID-19 is one of the deadliest pandemics in recent history. While global vaccination efforts has curbed new infections, even complete vaccination isn’t a guarantee against further spreading and contracting of the disease. Certain variants of COVID-19 are also considered to cause more infections and spread faster than the original strain of the virus, and the CDC expects that additional variants of the virus will continue to occur. Furthermore, the efficacy of vaccinations is limited by time. For example, with respect to the Pfizer-BioNTech COVID-19 vaccines, booster doses are recommended for certain adults after six months post vaccination. Also, vaccination efforts in emerging and developing countries are lagging significantly, posing the risk of causing new growth of infections and deaths.

According to various reports by leading research institutes, including MarketsandMarkets and InsightAce, , the global COVID-19 therapeutics market size was valued at $5.26 billion in 2020 and it is forecast to reach USD 25.6 billion in 2030, recording a CAGR of 10.7% during the forecasting period.

Market for Influenza and Common Cold Viruses

The World Health Organization, or the WHO, introduced a Global Influenza Strategy in 2019 to combat the 1 billion cases worldwide, 3-5 million of which are typically severe, and 290,000-650,000 influenza-related respiratory deaths. In terms of market size, the cold and flu drug market was valued at $13.16 billion in 2019 and is estimated to reach $24.55 billion by 2027, growing at a CAGR of 8.06% from 2020 to 2027.

Market for Allergic Rhinitis

Allergic rhinitis is another vexing health problem and troubling factor in global health care. It causes discomfort, illness, and even disability to hundreds of millions of people worldwide, with an estimated prevalence ranging from 10% to 20% in the United States and Europe. Accordingly, global per capita healthcare spending has increased exponentially due to the myriads of potential treatments and diagnostic methods. This has resulted in a call for more effective, better quality, and more rapid diagnostic methods, which, in turn, creates significant market and growth opportunities for players offering new effective treatment options. The global therapeutic market for allergic rhinitis was valued at $13.5 billion in 2020 and is projected to reach $18.1 billion by 2028, growing at a CAGR of 2.64% from 2021 to 2028.

One of the fastest-growing nasal gel sections is an allergen blocker. The global allergen blocker market was valued at $133.5 in 2020 and will reach $170.9 million by the end of 2027, growing at a CAGR of 4.2% during 2021-2027. The nasal gel market is growing because of the increase in allergic rhinitis and infections, which drives the market’s growth. By change in lifestyle, the growth of the elderly population in need of special care, the growing population, and the painless delivery of medication drugs are the factors that boost the growth of the nasal gel market. With the growing demand for self-administration and improved patient compliance, the adoption of nasal sprays also contributes to widening the global nasal get market.

The C&C technology serviceable available market is the segments of nasal blockers derived from the COVID-19, influenza, common cold and nasal allergies markets. It can be estimated that the nasal blockers market that includes viral prevention products is significantly higher than the allergen nasal blocker market.

Prospective studies have demonstrated that a key driver for patients preferring a nasal spray is speed of onset. The ease of administration of the intranasal products plays a vital role in improving their compliance. Several factors driving the growth of intranasal markets. Some of which related to the general intranasal markets while other related to more specific intranasal markets such as the preventative products and drug delivery products.

Drivers for the general intranasal market

●	Ongoing R&D activities as well as private and government investments in the healthcare industry to introduce novel strategies to treat complex allergies and to deliver drug alternatively are expected to positively impact the intranasal market’s revenue growth.

●	In recent years, the disparities in healthcare, medical remedies, and treatments have led to an increasing number of people choosing to self-medicate with over-the-counter drugs rather than see a doctor.

●	According to med health publications, the fear of needles in children and the safe injection of vaccinations into the body by nasal spray stimulate market growth of other intranasal products. For the population of people with a phobia for needles, a gel or sprays is a massive relief for them. Most people prefer other forms of medication or drug delivery rather than injecting.

●	Rising adoption of nasal sprays due to ease of administration.

Drivers for the Capture and Contain TM related markets

●	Driven by rising incidences of influenza, growing awareness and the need for new drugs and treatment across the globe, COVID-19 treatment is still in its introduction phase, but it can be expected to become a significant market given the current global pandemic status. As Described in the markets size and forecast, the allergic rhinitis and influenza preventative markets are expected to sue to this trend.

●	The increasing adoption rate of OTC products is leading to high market penetration and is boosting the growth of the global nasal market. An increasing number of pharmaceuticals companies, supermarkets, drug stores, and retail stores offer many opportunities for the market’s growth. According to Australian Health Direct, more than 200 viruses worldwide can cause cold, and adults are susceptible to these viruses about 2 to 4 times a year. The same source also suggests that cold and influenza symptoms are generally mild to moderate and self-limiting, which propels the demand for prevention approaches, fueling the growth of the nasal preventative treatment market.

●	The debilitating effects of influenza and the effect of the global pandemic have been the major growth factors for effective blockers. The coronavirus pandemic infested fear due to its viral nature, which encouraged people to get vaccinated against influenza to improve their immune system and to seek multiple solutions while facing the challenge of the COVID-19 pandemic.

●	Growing awareness regarding allergy immunotherapy, increased public awareness regarding regular medical check-ups, and increased healthcare expenditure are other key factors contributing to the market’s revenue growth.

T&T technology market opportunities

The global market for Intranasal Drug Delivery estimated at $49.5 billion in the year 2020, is projected to reach a revised size of $71.3 Billion by 2026, growing at a CAGR of 6.2%. Increasing patient preference for nasal drug delivery because of easy administration and better efficacy and growing adoption of self-administration practices are some of the major factors driving the growth of the nasal drug delivery technology market. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can be majorly attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can majorly be attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. In addition, the nasal route offers a less hostile environment as compared to the gastro-intestinal route; this enables better absorption of drugs. Moreover, nasal drug delivery, unlike some other routes of drug delivery, does not require any sterile method for administering drugs into the body. The easy administration of these drugs plays a crucial role in improving compliance to drug therapies among patients, which in turn drives patient outcomes. Considering these factors, the preference for nasal drug delivery is increasing among patients and healthcare providers.

Range of nasal spray products available in the US, the nasal cavity is mainly used for treatment of local diseases of the upper respiratory tract such as nasal congestion, nasal infections and nasal allergic diseases e.g., allergic rhinitis. However, in the last decades the nasal cavity has also been exploited for systemic delivery of small molecular weight drugs, especially where a rapid onset of action is required. Examples of such marketed nasal product are drugs for treatment of migraine e.g., zolmatriptan (Zomig®), sumatriptan (Imitrex®) and butorphanol tartrate (Stadol NS), treatment of severe pain e.g. fentanyl (PecFent®; Instanyl®), for smoking cessation (Nicorette®) and for treatment of menopausal symptoms (Aerodiol®).

The intranasal formulations market is segmented by different types of dosage forms. As can be seen in graph below, the overall market is growing with each segment foreseen to keep its proportion. The T&T technology formulations refer to the nasal gel segment.

Intranasal corticosteroids market opportunities

The topical nasal products market is estimated at a value of $5 billion. More than half of this market is for corticosteroids (as shown above). INCS remain the most effective treatment option for nasal symptoms associated with moderate to severe allergic rhinitis.

The global market of INCS is expected to notably expend in the period 2021-2028. Rising predominance of intra-nasal related complexities counting nasal-polyps, nasal-rhinitis and chronic sinusitis, that require ongoing treatment, are anticipated to be drivers for INCS market. Moreover, additional indications of INCS being approved for different types of nasal problems and elevated autoimmune diseases will stimulate the growth of the market.

North America holds the largest segment of INCS market in terms of income. Key manufacturers of INCS products are located in North America which allows easier penetration and strong marketing positioning.

Our Serviceable Available Market for local intranasal delivery of corticosteroids is the segments of intranasal gels and nasal corticosteroids markets which we believe to be approximately $700 million.

Intranasal Benzodiazepines market opportunities

The market size for benzodiazepines was estimated at $3.55 billion in 2020 and is expected to reach $4.25 billion by 2028 which reflect a CAGR of 2.27% during this period.

The growing cases related to diseases such as insomnia, muscle spasms and anxiety is driving the growth of the benzodiazepine market. The rising demand for alprazolam (a prescription medication indicated for the treatment of anxiety disorder) also stimulate market growth. Treating of seizure clusters is crucial due to the fact that if left untreated, seizure clusters can elevate the chance of neurological damage, injuries, continuing seizures, and status epilepticus.

These drugs are widely acceptable around the world. The market for BZD is extensively growing as nervousness, seizures, sleep disorders as well as concern of stress and related conditions become more prevalent. In addition, greater number of BZD solutions are being chosen as preferred treatment compared to other psychoactive drugs have stimulate the market for benzodiazepines. According to the WHO, around 50 million people worldwide have epilepsy, making it one of the most common neurological diseases globally. Nearly 80% of people with epilepsy live in low- and middle-income countries. 30% of uncontrolled epilepsy patients also experience seizure clusters. The market for high income countries can be estimated around 10 million patients. The Market for Benzodiazepines for seizure clusters is estimated to be around $700 million.

Intranasal Naloxone market opportunities

Opioid abuse is one of the leading causes of drug overdose and death globally. Naloxone is an opioid antagonist designed to rapidly reverse opioid overdose. The growing need for an effective treatment and rising number of opioid dependent patients driving the growth of naloxone market in the United States. More than 25 million people are being affected annually making it a serious global concern.

The global naloxone market estimated at $3.5 billion in 2020 and expected to grow to $7.3 billion in 2029, at a CAGR of 9.7%.

The largest share in the global naloxone market is within North America due to constant increase in painkillers prescriptions. The United States economic burden due to opioid prescriptions abuse is estimated at $78.5 billion per year. As of today, to our knowledge, naloxone is the solely effective drug available for opioid overdose treatment.

The intranasal naloxone spray is being purchased by emergency service providers, hospitals and other entities such as organizations, sole traders, and partnerships. Naloxone intranasal spray market is estimated in 2021 at around $350 million, its CAGR from 2020-2021 was approximately 23%. The noticeable growth of the market expected to retain a CAGR of 22% to reach $785 million in 2025.

Drivers for the Trap and Target TM related markets

●	Surging interest in controlled release drug delivery systems across many therapeutic areas is a key factor expected to contribute to the intranasal drug delivery market growth.

●	Recent technological developments contribute to the growth of the U.S. intranasal drug delivery market.

●	During the past few years there is a trend towards an increased approvals of intranasal treatment for various disorders, this trend assumed to boost this market growth.

Drivers for the corticosteroids intranasal market

●	Increasing number of people suffering from allergic rhinitis together with inflammation of the nose is a major factor driving the global INCS market.

●	Prevalence of allergic rhinitis in children found to be increased in several regions and is projected to drive the INCS market.

Drivers for the benzodiazepines intranasal market

●	Rise in prevalence of anxiety and seizures is a major driver of the global benzodiazepine drugs market. Current lifestyle and urban life have made peoples’ lives more stressful, which leads to mental disorders such as depression, anxiety, panic, and maniac conditions

●	Increased adoption of generic drugs and comparatively higher prescriptions for benzodiazepines in general, as compared to other psychoactive drugs, also drive the intranasal BZD market.

Drivers for the naloxone intranasal market

●	Growing prevalence of opioid overdoses results in increased number of deaths involving synthetic opioids in recent years.

●	Government campaigns in the U.S. regarding the awareness of opioid dependence and related risks increased during the past years which create a driven force to the intranasal market of naloxone.

Competition

The pharmaceutical and medical device industries are characterized by constantly introduced new technologies, strong competition and various innovative products that may be similar to ours being developed by several pharmaceutical and medical device companies, public and private universities and research organizations.

Our competitors, either alone or through their strategic partners, have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

Competition related to the C&C TM technology

We face competition at various levels and from various competitors. This includes competition based on different forms of treatment, including vaccination or allergen immunotherapy, protective gear, such as face masks, and remedies that merely treat symptoms. Our main competitors are companies promoting preventive nasal products, which are described in the chart below:

The features described above are translated to product characteristics of non-drip, non-irritate, optimal coverage of the nasal cavity and relatively long retention on the nasal epithelial tissue. Although determinations of safety are solely within the authority of the FDA and comparable regulatory bodies, we believe that a product with these characteristics will allow make for a safe and easy-to-use product.

Competition related to the T&T TM technology

Intranasal corticosteroids for allergic/non-allergic rhinitis

The most preferred treatment for allergic rhinitis is the INCS approach. Although all INCSs considered safe and effective for this indication different product differ in formulation form (e.g., powder, gel or liquid solution), potency, molecular structure features and physicochemical and pharmacokinetic properties that may result in differences in clinical efficacy and safety. We believe that the T&T technology can bring a value proposition to the selected drugs by improving its bioavailability profile.

Some of the dominant players in the global INCS market include Sanofi, GlaxoSmithKline plc. Merck Sharp Dohme, McNeil Consumer Healthcare, Sunovion Pharmaceuticals Inc, Teva Branded Pharm, Ivax Pharmaceuticals Incorporated, AstraZeneca and more. In addition, presence of small and local manufacturers across the countries will account for competitiveness in intranasal corticosteroids market.

Intranasal benzodiazepines for seizure clusters

The first intransal BZD first product Nayzilam® (midazolam) nasal spray by UCB Biopharma SPRL was approved by the FDA in November 2019 for the acute treatment of intermittent, stereotypic episodes of frequent seizure activity (i.e., seizure clusters, acute repetitive seizures) that are distinct from a patient’s usual seizure pattern in patients with epilepsy aged 12 years or older. Net sales in the United States in the first six months of 2020 were $12.6 million, $17.25 in second quarter of 2020 and 24.15 in first quarter of 2021, representing a growth of ~ 40% between each quarter.

Intranasal naloxone for opioid overdose

The FDA approved on April 2019 the first generic naloxone hydrochloride nasal spray, commonly known as Narcan®, a life-saving medication that can stop or reverse the effects of an opioid overdose. Narcan sales in the US in 2020 was $311 million. In the third quarter of 2021 Narcan® nasal spray sales reached $133 million, 50% increase with regards to the equivalent quarter of 2020.

In April 2021, the FDA have approved an 8 mg dose naloxone hydrochloride nasal spray (Kloxxado®; Hikma Pharmaceuticals) for the emergency treatment of known or suspected opioid overdose in adult and pediatric patients. This product is a higher dosage of naloxone hydrochloride than the 2 mg and 4 mg dosage products previously approved by the FDA (Narcan®).

Bioavailability and rapid onset are among the desirable features for intranasal naloxone and several companies around the globe have nasal naloxone as part of its development pipeline: Emergent BioSolutions, Pfizer, Teva Pharmaceutical Industries Ltd., Opiant Pharmaceuticals, Hikma Pharmaceuticals, Nasus Pharma, Amphastar Pharmaceuticals, Indivior PLC, Samarth Pharma Pvt. Ltd., Troikaa Pharmaceuticals Ltd., and Neon Laboratories Limited.

Manufacturing

We currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture supplies for clinical trials of our product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of our product candidates on a clinical and thereafter on commercial scale, if any of our product candidates receive regulatory approval or clearance.

Regulation

Government Regulation and Approval Process

According to FDA guidelines, a product will be considered as a medical device, and subject to FDA regulation, if it meets the definition of a medical device per Section 201(h) of the FFDCA.

Per Section 201(h) of the FFDCA, a medical device is an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is:

●	recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them;

●	intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or

●	intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals.

In addition, it must not achieve its primary intended purpose(s) through chemical action within or on the body of humans or other animals. Further, it cannot be dependent upon being metabolized for the achievement of its primary intended purposes.

The intended use for the creating a physical barrier and the primary mode of action beings physical.

Because our C&C products candidates: (i) consist of GRAS mucoadhesive polymers, (ii) their intended use is the prevention of disease, and (iii) because their mode of action is based on creating a physical barrier that is not associated to chemical action within or on the body, we believe that our C&C platform product candidates will be classified by the FDA and similar regulatory bodies as a medical devices.

Device Approval Process

Unless an exemption applies, any medical device that is to be marketed in the United States must first receive from the FDA either 510(k) clearance, by filing a 510(k) premarket notification, or premarket application (PMA) approval, after submitting a PMA. Alternatively, the device may be cleared through the de novo classification process by the FDA. We performed an FDA medical device analysis based on the PL-14 C&C platform product candidate description (intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens) along with potential accessories and the proposed intended use. We also review of relevant FDA regulations and believe that PL-14 regulatory classification is: 880.5045 “Medical recirculating air cleaner” (under the product code: NUP-Cream, Nasal, Topical, Mechanical Allergen Particle Barrier) which is FDA Class II requiring a 510(k) submission. This means a Premarket Notification 510(k) submission for FDA review is required for clearance allowing it to be commercialized. To provide the best possible predicate device to show substantial equivalency within the 510(k) submission, a review of FDA’s 510(k) database for Product Code NUP was performed, which includes several possibilities for a potential predicate device, such as Alzair (K170848) and Nasalese (K132520).

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device, and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process. Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified two such predicate devices, Alzair (K170848) and Nasalese (K132520), and plan to reference them in our planned 510(k) submission.

Our PL-15 and PL-16 C&C platform product candidates are intended for use in the reduction of the intranasal infectious viral load following inspiration of airborne viruses such as SARS-CoV-2. We performed a regulatory assessment review for our PL-15 and PL-16 C&C platform product candidates where the intended use includes a “nasal mechanical virus blocker” and found that there are no valid predicate devices found in the FDA’s databases matching this intended use. Because of this, we may have to submit a de novo request to the FDA. Under the de novo pathway, we would have to prove that our PL-15 and PL-16 C&C platform product candidates do not present substantial risk to the patient rather than simply demonstrating substantial equivalence with the safety of the relevant predicate device(s), which may require additional testing. The review by the FDA would take a minimum of 150 days in the de novo process compared to a minimum of 90 days in the 510(k) process and requires higher fees. Any device that has been classified through the de novo process may be marketed and used as predicate for future 510(k) submissions.

Many foreign countries in which we intend to market our PL-14 C&C platform product candidate have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

In order to sell our products in member states of the European Union, or the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation, or Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC).

Compliance with these requirements is a prerequisite to be able to affix the CE mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Conformity assessment procedures for all but the lowest risk classification of devices involve a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. Manufacturers usually have some flexibility to select a notified body for the conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Notified bodies also may review the manufacturer’s quality systems. If satisfied that the product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE Mark. Application of the CE Mark allows the general commercializing of a product in the EU. The product can also be subjected to local registration requirements, depending on the country. We maintain CE Marking on all of our products that require such markings and local registrations as required.

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which will repeal and replace the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements, and clarification of the rules for clinical investigations. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021, may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024, at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

Pharmaceutical Approval Process (nasal delivery)

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export, and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the FFDCA, regulates pharmaceutical products and medical devices in the United States.

The steps required before a drug may be approved for marketing in the United States generally include:

●	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

●	the submission to the FDA of an Investigational New Drug, or IND application for human clinical testing, which must become effective before human clinical trials commence;

●	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with current GCPs;

●	the submission to the FDA of a NDA;

●	the FDA’s acceptance of the NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMPs; and

●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time, effort, and financial resources, and the receipt and timing of any approval are uncertain.

Pre-clinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

●	Phase 1. Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion, and pharmacodynamics.

●	Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage, and (3) identify possible adverse effects and safety risks.

●	Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to Phase 3 clinical trials to further demonstrate clinical efficacy, optimal dosage, and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4 clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

The results of pre-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition, and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional pre-clinical, clinical, or other studies.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the Prescription Drug User Fee Act, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs and may also inspect clinical trial sites for the integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit, and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor the safety or efficacy of a product.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies, or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

FDA Regulation of Combination Products

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (3) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, the Center for Biologics Evaluation and Research, or CBER, or the Center for Devices and Radiological Health, or CDRH. Different Centers review drug, biologic, or device applications.

The FDA is charged with assigning a Center with primary jurisdiction, or a lead Center, for review of a combination product. That determination is based on the primary mode of action, or PMOA, of the combination product. Thus, if the PMOA of a device-biologic combination product is attributable to the biologic product, CBER, which is responsible for premarket review of the biologic product, would have primary jurisdiction for the combination product. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which center to assign the product based on consistency with other combination products raising similar types of safety and effectiveness questions or to the center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product.

The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

After formally establishing the PMOA through an applicant’s Request for Designation, the Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. When evaluating an application, a lead Center may consult other centers but still retain complete reviewing authority, or it may collaborate with another Center, wherein the lead Center assigns concurrent review of a specific section of the application to another Center, delegating its review authority for that section.

Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product or orphan drug exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center. When submitting multiple applications, the applicant may be subject to the payment of two user fees, but a waiver of such fees may be obtained under certain limited circumstances.

The FDA may subject a combination product to two or more sets of legal authorities, e.g., drug/device, biologic/device, drug/biologic drug, but it has the authority to deem one set of legal authorities sufficient. FDA’s standard of review for a combination products application and the applicable legal authority or authorities will depend on a case-by-case basis evaluation of the scientific and technical issues and risk profile relevant to a combination product and its constituent parts. Because of the breadth and complexity of this analysis in each case, no single regulatory paradigm is appropriate for all combination products.

After receiving FDA approval or clearance, an approved or cleared product must comply with postmarket safety reporting requirements applicable to the product based on the application type under which it received marketing authorization. In the case of current good manufacturing practices, or cGMP, the applicant may take one of two approaches: (1) complying with cGMP for each constituent part, or (2) a streamlined approach specific to combination products, subject to certain limitations.

We believe the FDA will classify the nasal gels used as a drug delivery platform as a combination product subject to the primary jurisdiction of the CDER and the secondary jurisdiction of CDRH.

The Hatch-Waxman Amendments

505(b)(2) NDAs

The FDA is authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference from the data owner. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the “listed drug.” The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support the change from the listed drug. The FDA may then approve the new product candidate for all, or some, of the conditions of use for which the branded reference drug has been approved, or for a new condition of use sought by the 505(b)(2) applicant.

Abbreviated New Drug Applications (“ANDAs”)

The Hatch-Waxman amendments to the FDCA established a statutory procedure for submission and FDA review and approval of ANDAs for generic versions of listed drugs. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient (“API\I”), drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include clinical data to demonstrate safety and effectiveness. However, a generic manufacturer is typically required to conduct bioequivalence studies of its test product against the listed drug. Bioequivalence is established when there is an absence of a significant difference in the rate and extent for absorption of the generic product and the reference listed drug. For some drugs, other means of demonstrating bioequivalence may be required by the FDA, especially where the rate or extent of absorption is difficult or impossible to measure. The FDA will approve an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the reference listed drug. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the reference listed drug if it is intended for a different use or if it is not subject to, and requires an approved Suitability Petition.

Patent Exclusivity and Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (i) that there is no patent listed with the FDA as covering the relevant branded product, (ii) that any patent listed as covering the branded product has expired, (iii) that the patent listed as covering.

The branded product will expire prior to the marketing of the generic product, in which case the ANDA will not be finally approved by the FDA until the expiration of such patent or (iv) that any patent listed as covering the branded drug is invalid or will not be infringed by the manufacture, sale or use of the generic product for which the ANDA is submitted. A notice of the Paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the Paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the Paragraph IV certification, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired, as described in further detail below.

Non-Patent Exclusivity

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug.

For example, a drug that is considered a new chemical entity (NCE) at the time of approval may be awarded a five-year period of marketing exclusivity, starting at the time of product approval. An ANDA or 505(b)(2) application referencing that drug may not be approved until the five-year period expires. Also, an ANDA or 505(b)(2) application referencing that drug may not be filed with the FDA until the expiration of five years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant.

Pricing and Reimbursement

Successful commercialization of our products depends, in part, on the availability of governmental and third-party payor reimbursement for the cost of our products. Government authorities and third-party payors increasingly are challenging the price of medical products and services. On the government side, there is a heightened focus, at both the federal and state levels, on decreasing costs and reimbursement rates for Medicaid, Medicare, and other government insurance programs. This has led to an increase in federal and state legislative initiatives related to drug prices, which could significantly influence the purchase of pharmaceutical products, resulting in lower prices and changes in product demand. If enacted, these changes could lead to reduced payments to pharmaceutical manufacturers. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If our current products or future drug candidates are not included on these preferred drug lists, physicians may not be inclined to prescribe them to their Medicaid patients, thereby diminishing the potential market for our products.

In addition, third-party payors have been imposing additional requirements and restrictions on coverage and limiting reimbursement levels for pharmaceutical products. Third-party payors may require manufacturers to provide them with predetermined discounts from list prices and limit coverage to specific pharmaceutical products on an approved list, or formulary, which might not include all of the FDA-approved pharmaceutical products for particular indications. Third-party payors may challenge the price and examine the medical necessity and cost-effectiveness of pharmaceutical products in addition to their safety and efficacy. Manufacturers may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of pharmaceutical products in addition to the costs required to obtain the FDA approvals. Adequate third-party reimbursement may not be available to enable manufacturers to maintain price levels sufficient to realize an appropriate return on their investment in drug development.

Healthcare Reform

In the United States, there have been several federal and state proposals during the last several years regarding the pricing of pharmaceutical products, government control, and other changes to the healthcare system of the United States. It is uncertain what other legislative proposals may be adopted or what actions federal, state, or private payors may take in response to any healthcare reform proposals or legislation. We cannot predict the effect such reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect.

By way of example, in March 2010, the ACA was signed into law, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. The law includes measures that (i) significantly increase Medicaid rebates through both the expansion of the program and significant increases in rebates, (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts, (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees, (iv) assess a rebate on Medicaid Part D spending in the coverage gap for branded and authorized generic prescription drugs, and (v) levy a significant excise tax on the industry to fund the healthcare reform.

In addition to the changes brought about by the ACA, other legislative changes have been proposed and adopted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Healthcare Regulations

Pharmaceutical companies are subject to various federal and state laws that are intended to combat health care fraud and abuse and that govern certain of our business practices, especially our interactions with third-party payors, healthcare providers, patients, customers and potential customers through sales and marketing or research and development activities. These include anti-kickback laws, false claims laws, sunshine laws, privacy laws, and FDA regulation of advertising and promotion of pharmaceutical products.

Anti-kickback laws, including the federal Anti-Kickback Statute, make it a criminal offense knowingly and willfully to offer, pay, solicit, or receive any remuneration to induce or reward the referral of an individual for, or the purchase, order or recommendation of, any good or service reimbursable by, a federal health care program (including our products). The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions, and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the False Claims Act. The penalties for violating the federal Anti-Kickback Statute include administrative civil money penalties, imprisonment for up to five years, fines of up to $25,000 per violation, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. The federal civil and criminal false claims laws, including the civil False Claims Act, prohibit knowingly presenting, or causing to be presented, claims for payment to the federal government (including Medicare and Medicaid) that are false or fraudulent (and, under the Federal False Claims Act, a claim is deemed false or fraudulent if it is made pursuant to an illegal kickback). Manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in significant monetary penalties, including fines ranging from $11,665 to $22,331 for each false claim assessed after June 19, 2020, and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other improper sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act, in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The Federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $20,866 for each wrongful act, assessment of three times the amount claimed for each item or service, and exclusion from the federal healthcare programs.

Federal criminal statutes prohibit, among other actions, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, may apply to products and services reimbursed by non-governmental third-party payors, including commercial payors. Additionally, there are state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or that otherwise restrict payments that may be made to healthcare providers as well as state and foreign laws that require drug manufacturers to report marketing expenditures or pricing information.

Sunshine laws, including the Federal Open Payments law enacted as part of the ACA, require pharmaceutical manufacturers to disclose payments and other transfers of value to physicians and certain other health care providers or professionals, and in the case of some state sunshine laws, restrict or prohibit certain such payments. Pharmaceutical manufacturers are required to submit reports to the government by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties of up to an aggregate of not less than $10,000, but not more than $100,000 per year (or up to an aggregate of $1.150 million per year for “knowing failures”) for all payments, transfers of value or ownership, or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations. Certain states and foreign governments require the tracking and reporting of gifts, compensation, and other remuneration to physicians.

Privacy laws, such as the privacy regulations implemented under HIPAA, restrict covered entities from using or disclosing protected health information. Covered entities commonly include physicians, hospitals, and health insurers from which we may seek to acquire data to aid in our research, development, sales and marketing activities. Although pharmaceutical manufacturers are not covered entities under HIPAA, our ability to acquire or use protected health information from covered entities may be affected by privacy laws. Specifically, HIPAA, as amended by HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information.

Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

The FDA regulates the sale and marketing of prescription drug products and, among other things, prohibits pharmaceutical manufacturers from making false or misleading statements and from promoting products for unapproved uses. There has been an increase in government enforcement efforts at both the federal and state level. Numerous cases have been brought against pharmaceutical manufacturers under the Federal False Claims Act, alleging, among other things, that certain sales or marketing-related practices violate the Anti-Kickback Statute or the FDA’s regulations, and many of these cases have resulted in settlement agreements under which the companies were required to change certain practices, pay substantial fines and operate under the supervision of a federally appointed monitor for a period of years. Due to the breadth of these laws and their implementing regulations and the absence of guidance in some cases, it is possible that our practices might be challenged by government authorities. Violations of fraud and abuse laws may be punishable by civil and criminal sanctions, including fines, civil monetary penalties, as well as the possibility of exclusion of our products from payment by federal health care programs.

Government Price Reporting

Government regulations regarding reporting and payment obligations are complex, and we are continually evaluating the methods we use to calculate and report the amounts owed with respect to Medicaid and other government pricing programs. Our calculations are subject to review and challenge by various government agencies and authorities, and it is possible that any such review could result either in material changes to the method used for calculating the amounts owed to such agency or the amounts themselves. Because the process for making these calculations, and our judgments supporting these calculations, involve subjective decisions, these calculations are subject to audit. In the event that a government authority challenges or finds ambiguity with regard to our report of payments, such authority may impose civil and criminal sanctions, which could have a material adverse effect on our business. From time to time, we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Many governments and third-party payors reimburse the purchase of certain prescription drugs based on a drug’s AWP. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, which they have suggested have led to excessive payments by state and federal government agencies for prescription drugs. We and numerous other pharmaceutical companies have been named as defendants in various state and federal court actions alleging improper or fraudulent practices related to the reporting of AWP.

Drug Pedigree Laws

State and federal governments have proposed or passed various drug pedigree laws which can require the tracking of all transactions involving prescription drugs from the manufacturer to the pharmacy (or other dispensing) level. Companies are required to maintain records documenting the chain of custody of prescription drug products, beginning with the purchase of such products from the manufacturer. Compliance with these pedigree laws requires the implementation of extensive tracking systems as well as heightened documentation and coordination with customers and manufacturers. While we fully intend to comply with these laws, there is uncertainty about future changes in legislation and government enforcement of these laws. Failure to comply could result in fines or penalties, as well as loss of business that could have a material adverse effect on our financial results.

Federal Regulation of Patent Litigation Settlements and Authorized Generic Arrangements

As part of the Medicare Prescription Drug Improvement and Modernization Act of 2003, companies are required to file with the U.S. Federal Trade Commission (“FTC”) and the U.S. Department of Justice (the “DOJ”) certain types of agreements entered into between brand and generic pharmaceutical companies related to the settlement of patent litigation or manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities.

Other

The U.S. federal government, various states and localities have laws regulating the manufacture and distribution of pharmaceuticals, as well as regulations dealing with the substitution of generic drugs for branded drugs. Our operations are also subject to regulation, licensing requirements, and inspection by the states and localities in which our operations are located or in which we conduct business.

Certain of our activities are also subject to FTC enforcement actions. The FTC also enforces a variety of antitrust and consumer protection laws designed to ensure that the nation’s markets function competitively, are vigorous, efficient, and free of undue restrictions. Federal, state, local and foreign laws of general applicability, such as laws regulating working conditions, also govern us.

In addition, we are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances, the discharge of pollutants into the air and water and the cleanup of contamination. We are required to maintain and comply with environmental permits and controls for some of our operations, and these permits are subject to modification, renewal, and revocation by the issuing authorities. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased manufacturing activities at any of our facilities. We could incur significant costs or liabilities as a result of any failure to comply with environmental laws, including fines, penalties, third-party claims, and the costs of undertaking a clean-up at a current or former site or at a site to which our wastes were transported. In addition, we have grown in part by acquisition, and our diligence may not have identified environmental impacts from historical operations at sites we have acquired in the past or may acquire in the future.

Intellectual Property

We rely on a combination of intellectual property law and contractual restrictions to establish and protect proprietary technology and data used in the development and realization of our products. Provisional patent applications were filed in the United States and are intended to protect and support current and future developments of our technologies and corresponding products. The existing applications as well as the new applications that will be filed aim to pursue patent protection for formulations, unique properties, modes of administration as well as specific indications that will be developed in corporation with other partners.

A list of our provisional patent applications filed in the United States is described in the table below:

Filing Date	Application No.	Status	Title	Type
06/05/2021	63/184883	Submitted	Formulations and methods for preventing viral infections by corona viruses	United States, Provisional
08/31/2021	63/260738	Submitted	Mucoadhesive Polymers for Nasal Drug Delivery	United States, Provisional
11/24/2021	63/264539	Submitted	Mucoadhesive Polymers for Nasal Drug Delivery	United States, Provisional

Our success and ability to compete successfully depend on our ability to effectively protect, maintain, and defend our intellectual property and operate without infringing on the proprietary rights of others. As an additional defense mechanism, we seek to limit disclosures about our intellectual property strictly to a need-to-know basis and then, only to the minimum extent possible. In addition, before disclosing any proprietary information to employees, partners, contractors, and regulators, we insist on executing stringent confidentiality and non-disclosure agreements. Employees, who work in research and product development are also required to waive all rights to their work product and execute non-compete agreements.

Grants from the Israeli Innovation Authority

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Interbank Offered Rate applicable to dollar deposits that are published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Other Tax Benefits

Tax Benefits on Capital Expenditures for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such an application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits for Preferred Companies

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Property and Facilities

Our main business activities are conducted in Israel. Our offices, research and development are located at 5 Ha-Tidhar Street, Raanana, Israel, where we occupy approximately 35 square meters (approximately 378 square feet). Our lease is a month-to-month lease with no current expiration date. Our monthly rent payment as of January 2022, was approximately NIS 4,500 (approximately $1,450).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Employees

As of February 22, 2022, we had five members of senior management (including our Chief Executive Officer), of which one is a full-time employee, three are a part-time contractors and one is full-time contractor (our Chief Executive Officer). None of our employees located in Israel are represented by labor unions or covered by collective bargaining agreements. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Legal Proceedings

We are not currently subject to any legal proceedings

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of February 22, 2022:

Name	Age	Position
Tomer Izraeli	43	Chief Executive Officer, Director
Nir Ben Yosef	47	Chief Financial Officer
Dr. Eyal S. Ron	66	Chief Technology Officer
Dr. Tidhar Turgeman	45	Chief R&D Officer
Daphna Avital	55	Chief People Officer
Dr. Roy Borochov	47	Director
Liron Carmel	37	Director
Oz Adler	35	Director
Raul Srugo	58	Director
Liat Sidi	47	Director Nominee
Yehonatan Zalman Vinokur	43	Director Nominee

Tomer Izraeli, Chief Executive Officer, Director

Mr. Tomer Izraeli has served as our Chief Executive Officer since January 2005 and a director since January 2005. Prior to that, Mr. Izraeli served as Department Manager in Lapidot Medical Ltd. from 2013 to 2021. Mr. Izraeli has a BSc in chemical engineering and an MBA from the Ben Gurion University of the Negev.

Nir Ben Yosef, Chief Financial Officer

Nir Ben Yosef, has been our Chief Financial Officer since December 2021. Mr. Ben Yosef serves as our Chief Financial Officer pursuant to an agreement that we have with Shimony Yosef Certified Public Accountant (Isr.), with whom Mr. Ben Yosef is a partner since 2011. Mr. Ben Yosef has served as the Chief Financial Officer of ENvizion Medical Ltd. (TASE: ENVM.TA) from January to October 2021. Mr. Ben Yosef also holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Dr. Eyal S. Ron, Chief Technology Officer

Dr. Eyal S. Ron has served as our Chief Technology Officer since March 2020. Dr. Ron has also served as the Chief Technical Officer and Co-Founder of Rich PSC since 2020. Dr. Ron has extensive experience in executive roles for various biomedical companies. This experience includes serving as: Chief Technical Officer and Co-founder for Gelesis Inc. from 2006 to 2019, Chief Technical Officer for Combinent Biomedical Systems from 1994 to 2015, Chief Operating Officer for Oxford Pharmaceutical Services from 2003 to 2007, Chief Technical Officer for Palmetto Pharmaceuticals from 1999 to 2017, Chief Technical Officer and Co-founder for Flo from 2015 to 2019, and Chief Technical Officer and Co-founder for GelMed / Gel Sciences from 1994 to 1997. Dr. Ron has served as a director of Pharmedica Ltd since 2008. Previously, has also served as a director of Acuity Bio from 2009 until 2021, and of GelMed / Gel Sciences from 1994 to 1997. Dr. Ron has a BSc from Tel Aviv University and a Ph.D. form Brandeis University and a post doctorate from MIT.

Dr. Tidhar Turgeman, Chief R&D Officer

Dr. Tidhar Turgeman has served as our Chief R&D Officer since December 2020. Prior to that, Mr. Turgeman served as an Innovative drug delivery technologies product development manager at ADAMA from 2017 to 2020 and as a research leader at Evogene from 2014 to 2017. Mr. Turgeman has a Ph.D degree from Ben-Gurion University of the Negev.

Daphna Avital, Chief People Officer

Ms. Daphna Avital has served as our Chief People Officer since August 2021. Since 2019, Ms. Avital has served as an independent consultant to Allergan and Astellas among other Biotechnology companies. Prior to that, Ms. Avital served as Regional Human Resources and Learning & Development Manager in Allergan from 2016 to 2018. From 2008 to 2014, Ms. Avital served as Human Resources Director of AstraZeneca and Allegran. Ms. Avital holds an MA in Organizational Consulting from the College of Management Academic Studies, is a certified Group Facilitator from IDC and a Logotherapy Associate.

Dr. Roy Borochov, Director

Dr. Roy Borochov has served as our director since September 2021. Prior to that, Dr. Borochov served as Chief Executive Officer of Mercury Investment Fund since 2020. Previously, Dr. Borochov served as Head of Agriculture for Prospera Technologies from 2018 to 2020 and Chief Technology Officer of Forrest Innovations from 2016 until 2017. Dr. Borochov has served as a director of Peas of Bean and Venda Robotics since 2021. Dr. Borochov has a Ph.D. from the Hebrew University of Jerusalem.

Liron Carmel, Director

Mr. Liron Carmel has served as our director since July 2020. Mr. Carmel has served as Chief Executive Officer of Medigus Ltd. (Nasdaq: MDGS) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition, he serves as chairman of the Israel Tennis Table Association. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Gix (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Oz Adler, Director

Mr. Oz Adler has served as our director since September 2021. Mr. Adler has served as the Chief Financial Officer of SciSparc Ltd. since April 2018, and prior to that, from September 2017, he served as Vice President of Finance at SciSparc. Additionally, Mr. Adler currently serves on the board of directors of Elbit Imaging Ltd (TASE: EMITF.TA, OTC: EMITF), Clearmind Medicine Inc. (CSE: CMND, FSE: CWYO, OTC: CMNDF), Jeff’s Brands Ltd. And Charging Robotics Ltd. Previously, Mr. Adler served as the Chief Financial Officer of Medigus Ltd. from December 2012 and August 2017. Before this, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, from 2012 to 2017. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Raul Srugo, Director

Mr. Raul Srugo has served as our director since May 2006. Since December 2019, Mr. Srugo has served the president of the Foundation for the Encouragement and Development of the Construction Industry in Israel. In addition, since February 2019, Mr. Srugo has served as the president of the Contractors Association “Boney-Haaretz”. Since October 2014, Mr. Srugo has served as the chairman of the CICA Safety Committee of the International Contractors Association and as the Chairman of Sufiya Hotels Ltd. Previously, Mr. Srugo served as the chairman of the Maccabi Rishon Lezion Handball Association from June 2016 to June 2019, the chairman of the Contractors Association in Rishon Lezion, Israel from 2014 to2018, and the Vice President of the Builders of the Land from 2006 to 2010. Mr. Srugo holds a Bachelor of Industrial Engineering and Management at Ben Gurion University and an Executive MBA at the Recanati School of Management at Tel Aviv University.

Liat Sidi, Director Nominee

Ms. Liat Sidi will join our Board of Directors upon the consummation of this offering. Ms. Sidi has served as a director at Scisparc Ltd. (OTCMKTS: SPRCF) since June 2020. Ms. Sidi has served as the accountant of Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX) since September 2016. In addition, Ms. Sidi additionally provides accounting services for various public and private companies such as: Panaxia israel laboratories ltd, Soho real estate ltd, Pure food ltd and others. Ms. Sidi holds a B.A. degree in Tax, finance and accounting studies from the Ramat Gan College of Accounting

Yehonatan Zalman Vinokur, Director Nominee

Mr. Yehonatan Zalman Vinokur will join our Board of Directors upon the consummation of this offering. Mr. Vinokur has served as the Chief Executive Officer and Owner of Danny Zeevi Insurance Agency, LTD. since 2017. In addition, since 2002, Mr. Vinokur has worked as a financial adviser for Topick Finance. Mr. Vinokur has a B.A. in Business Management from The College of Management Academic Studies in Rishon LeTsiyon.

Scientific Advisory Board

Prof. Smadar Cohen has served as a member of our scientific advisory board since October 2005. Prof. Cohen currently serves as the Claire and Harold Oshry Professor Chair in Biotechnology at Ben-Gurion University, as Founder of the Avram and Stella Goldstein-Goren Department of Biotechnology Engineering at Ben-Gurion University, and as a founder and director of the regenerative medicine and stem cell Research Center of Ben-Gurion University. Professor Cohen’s research focuses on the advancement and development of novel bio-inspired materials as nano-sized delivery systems for therapeutics and as scaffolds in regenerative medicine. Professor Cohen has been invited to given over 100 lectures and seminars, as well as chaired 30 sessions of international scientific conferences in the field of biomaterials and drug delivery systems, has 29 issued U.S. patents, is the author of over 120 papers in peer-reviewed scientific journals, co-authored a book on Cardiac Tissue Engineering and edited two books. She serves as the Associate Editor of the Annals of Biomedical Engineering Journal, is an executive board member of the biomedical journal Tissue Engineering, and is a member of the editorial board of the biomedical journal Biomatter. She is on the scientific advisory board of several bio-nano-technology companies and serves as a member of the Magnet/Magneton/Nofar Committee of the Israel Ministry of Economics.

Prof. Avi Schroeder, has served as a member of our scientific advisory board since July 2021. Prof. Schroeder is a tenured Associate Professor of Chemical Engineering at the Technion – Israel Institute of Technology, he heads the Laboratory for Targeted Drug Delivery and Personalized Medicine Technologies. Prof. Schroeder has years of experience in nanotechnology and personalized medicine, has translational experience with the development of liposome-based clinical systems. He is an author of over 50 research papers, an inventor of 19 patents  a co-founder of multiple Technion spin-out startup companies, including PEEL Therapeutics, Barcode Diagnostics and ViAqua Therapeutics, and the recipient of 20 national and international innovation awards. Prof. Schroeder is a member of Israel Young National Academy of Sciences, President of the Israel Institute of Chemical Engineers, and an appointed member of the Israel National Council for Civilian Research and Development.

Prof. Fabio Sonvico has served as a member of our scientific advisory board since November 2021. Prof. Sonvico is an Associate Professor in the Food and Drug Department of the University of Parma, Italy. Prof. Sonvico is highly experienced in the development of intranasal and pulmonary routes and products. He has published more than 75 papers in international journals on advanced drug delivery topics and he is also author of 6 book chapters and 5 patents focusing on innovative drug delivery systems.  Prof. Sonvico is appointed as an Invited Professor at the Faculty of Medicine and Pharmacy of the University of Lyon.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Our board of directors consists of directors, each of whom will continue to serve pursuant to their appointment until the annual general meeting of our shareholders in which his or her term expires. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors. See “Related Party Transactions” for additional information.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.44 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of four persons as of December 31, 2021.	$35.56	$39.24	$

As of December 31, 2021, 1,465,289 options were granted to our directors and executive officers.

As approved by our board of directors and our shareholders in September 2021, subsequent to the completion of this offering our Chief Executive Officer, Tomer Izraeli, will receive an IPO bonus of options to purchase such number of Ordinary Shares representing 2.5% of the our post-initial public offering issued and outstanding shares, which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we intend to enter into indemnification agreements, subject to the listing of our securities on Nasdaq, with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Management—Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Differences between the Companies Law and Nasdaq Requirements

Corporations incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirement under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market and other applicable provisions of the US Securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our Ordinary Shares and Warrants on Nasdaq. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Board Practices

Introduction

Upon the consummation of this offering, our board of directors will consist of seven members. We believe that Roy Borochov, Oz Adler, Liat Sidi and Yehonatan Zalman Vinokur are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than two and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the consulting agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Each director, except external directors that may be required to be appointed under the Companies Law under certain circumstances, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements. Our board of directors has resolved to adopt the corporate governance exemption set forth above, and accordingly we will not have external directors as members of our board of directors.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, we will be required to appoint an audit committee subject to the listing of our Ordinary Shares and Warrants on Nasdaq. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee will be comprised of , and .

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of our Ordinary Shares and Warrants on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee will include              ,              and          .              will serve as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee, acting pursuant to a written charter, will consist of , and . Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy no later than 9 months from the consummation of this offering.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy will be designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy will also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy will provide for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy will contain compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy will also provide for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We intend to appoint our internal auditor within 90 days following the consummation of this offering. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

Prior to the consummation of this offering, we intend to purchase directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement of which this prospectus forms a part, and are incorporated herein by reference.

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements or a special majority:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Equity Incentive Plan - 2021 Equity Incentive Plan

We maintain one equity incentive plan – the 2021 Incentive Plan. As of February 22, 2022, the number of options allotted is 1,465,289. In addition. The number of options that have vested and have not yet been exercised or expired are 1,039,351 (including 543,863 option which vests upon this offering).

Our 2021 Incentive Plan was adopted by our board of directors in February 2021 and expires on February 2031. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Our 2021 Incentive Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 5721 –1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions (which rate may be increased by an additional 3% surtax depending on the individual income amounts). Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2021 Incentive Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment without Cause, as defined in the 2021 Incentive Plan, all unvested options will expire, and all vested options will generally be exercisable for three (3) months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2021 Incentive Plan and the governing option agreement.

Upon termination of employment due to death, retirement or absolute disability, all the vested options at the time of termination will be exercisable for 12 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2021 Incentive Plan and the governing option agreement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of February 22, 2022 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 22, 2022 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 29,367,786 Ordinary Shares issued and outstanding as of February 22, 2022. The number of Ordinary Shares deemed issued and outstanding after this offering is based on Ordinary Shares as part of the Units which includes the Ordinary Shares offered hereby but assumes no exercise of the underwriter’s over-allotment option.

As of February 22, 2022 and based on their reported registered office, none of our shareholders were U.S. persons. We have also set forth below information known to us regarding any significant change in the percentage ownership of our Ordinary Shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Following the closing of this offering, all of our shareholders, including the shareholders listed below, will have the same voting rights attached to their Ordinary Shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. See “Description of Share Capital—Voting Rights.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Polyrizon Ltd., 5 Ha-Tidhar Street, Raanana, 4366507 Israel.

	Ordinary Shares		Percentage of Ordinary Shares beneficially owned
Name of beneficial owner	beneficially owned		Before offering	After offering
5% or greater shareholders:
Raul Srugo (1)	11,911,176		40.6%		%
Medigus Ltd. (2)	10,067,790		34.3%
Tomer Izraeli	2,592,475		8.8%
Ofakim Hi-Tech Ventures Ltd. (3)	1,842,577		6.3%

Directors and executive officers Who are not 5% holders:
Eyal S. Ron	108,491		* %		%
Tidhar Turgema	185,395		* %		%
Daphna Avital	-		-%		%
Oz Adler		_	-%		%
Roy Borochov	-		-
Liron Carmel	-		-
Nir Ben Yosef	-		-
All directors and executive officers as a group (9 persons)	14,797,537		50.4%		%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

(1)	Consists of 11,911,176 Ordinary Shares registered in the name of Mr. Srugo’s mother, Sara Srugo.

(2)	The address of Medigus Ltd. is Omer Industrial Park No. 7A, P.O. Box 3030, 8496500, Israel. Medigus is a publicly traded company. To the best of our knowledge, Medigus does not have any controlling shareholders. The chief executive officer of Medigus is Liron Carmel.

(3)	The address of Ofakim Hi-Tech Ventures Ltd. is 1 Givat Ha Tahmoshet, 6702101, Israel. The controlling shareholder of Ofakim is Capital Point Ltd. The chief executive officer of Capital Point Ltd. is Yossi Tamar. Mr. Tamar may be deemed to have beneficial ownership of the shares held by Ofakim Hi-Tech Ventures by virtue of his position with Capital Point Ltd.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party.

Private Placements of our Securities

Medigus Ltd. Share Purchase Agreements

On July 15, 2020, we entered into a share purchase agreement with Medigus Ltd., or Medigus, pursuant to which we issued a total of 915,514 of our Ordinary Shares for aggregate gross proceeds of $100,000.

As part of the July 15, 2020 agreement, Medigus was granted with an option, or the Original Option, to purchase 3,107,223 ordinary shares for $1,000,000. The Original Option would become exercisable immediately and expires at the earlier of April 23, 2023 or immediately prior to the consummation by us of equity financing in an amount no less than $500,000 based on a pre-money valuation of at least $10,000,000.

As part of the Share Purchase Agreement executed on July 15, 2020 with Medigus, an exclusive reseller agreement was signed (on the same date) between the Company and Medigus, whereby, Medigus shall have an exclusive, worldwide, sub-licensable right to promote, market and resell certain products of the Company to customers. The license commencement date shall be the date upon which the Company receives FDA approvals with regards to those products and will continue for a period of four years. In consideration of such license, the Company will be entitled to receive annual royalty payments equal to 10% of (i) the proceeds from actual sales (excluding rebates and returns) of the products by Medigus in any calendar year, less (ii) the aggregate price paid for such products and less (iii) Medigus’ operating expenses relating to the sale of such products, as determined in good faith by Medigus.

On March 9, 2021, we entered into the March 2021 Private Placement with certain investors, including Medigus, pursuant to which issued an aggregate of 7,668,712 Ordinary Shares, at a price per share of $0.0326 for aggregate net proceeds of $250,000.

On December 15, 2021, we and Medigus entered into an addendum to the July 15, 2020 purchase agreement, or the Addendum, pursuant to which, Medigus was granted a new option, or the New Option to invest an amount of $2,000,000 at a price per share equal to 125% the price per share at the initial public offering. The New Option is only exercisable subject to the successful completion of an initial public offering and for a period of 3 years thereafter, subsequently, the Original Option will be terminated and become null and void. As part of the Addendum, Medigus undertook not to exercise the Original Option until the earlier of: (i) the consummation of the initial public offering; or (ii) if no initial public offering is consummated, June 30, 2022. If the New Option becomes effective as a result of the consummation of an initial public offering, the Original Option shall terminate.

One of our Directors, Liron Carmel, is the Chief Executive Officer of Medigus. Medigus currently beneficially holds 10,067,790 or 34.3% of our Ordinary Shares.

August 2021 Share Purchase Agreement

On August 25, 2021, we entered into a Share Purchase Agreement with certain investors, including certain of our directors and officers, pursuant to which we issued 14,328,396 Ordinary Shares, at a price per share of $0.0544 for aggregate net proceeds of $779,971.

Loans with Related Parties

Loans with Medigus

On January 12, 2021, we entered into a loan agreement with Medigus, pursuant to which Medigus agreed to loan us NIS 50,000 (approximately $15,432) with an annual interest rate of approximately 4%, or the January Medigus Loan. We agreed to repay the January Medigus Loan from consideration received from a future equity financing or by conversion of the loan to shares of the company in accordance with the terms and conditions of such equity financing, at the discretion of the company. The maturity date of the loan was June 30, 2021.

On February 2, 2021, we entered into a loan agreement with Medigus, pursuant to which Medigus agreed to loan us NIS 30,000 (approximately $9,259) with an annual interest rate of approximately 4%, or the February Medigus Loan, and with the January Medigus Loan, the Medigus Loans. We agreed to repay the February Medigus Loan from consideration received from da future equity financing or by conversion of the loan to shares of the company in accordance with the terms and conditions of such equity financing, at the discretion of the company. The maturity date of the loan was June 30, 2021.

In association with the March 2021 Private Placement, the Medigus Loans were converted into Ordinary Shares as part of this transaction and were repaid in full by such conversion.

Loan with Reuven Srugo Construction

On March 1, 2021, we entered into a loan agreement with Reuven Srugo Construction Company Ltd., or Reuven Construction, pursuant to which Reuven Construction agreed to loan us NIS 30,000 (approximately $9,259) with an annual interest rate of approximately 4%, or the Reuven Construction Loan. We agreed to repay the Reuven Construction Loan from consideration received from a future equity financing or by conversion of the loan to shares of the company in accordance with the terms and conditions of such equity financing, at the discretion of the company. The maturity date of the loan was June 30, 2021.

In association with the March 2021 Private Placement, the Reuven Srugo Construction Loan was converted into Ordinary Shares as part of this transaction and were repaid in full by such conversion.

Reuven Construction is owned in part by Raul Srugo, one of our Directors.

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association which will be effective upon the closing of this offering are summaries and do not purport to be complete. A form of our amended and restated articles of association will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the Ordinary Shares reflects changes to our capital structure that will occur upon the closing of this offering.

General

As of the date of this prospectus, our authorized share capital consisted of 36,000,000 Ordinary Shares, NIS 0.04 par value, of which 29,367,786 Ordinary Shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Our registration number with the Israeli Registrar of Companies is 513637025.

Since January 2019, we have issued an aggregate of 23,522,088 Ordinary Shares.

In addition to Ordinary Shares, in the last three years, we have granted options to purchase an aggregate of 1,465,289 Ordinary Shares to directors, officers and employees with exercise prices ranging between $0.03 and $0.05 per share under our 2021 Plan. As of the date of this prospectus, the total outstanding amount of options under the 2021 Plan is 1,465,289.

In addition, we currently have 2,180,201 Preferred Shares issued and outstanding, which will automatically convert into 2,180,201 Ordinary Shares upon the completion of this offering. In addition, following the conversion of the foregoing Preferred Shares into Ordinary Shares, and upon the adoption of our amended and restated articles of association to be effective upon the closing of this offering, we will no longer have any authorized preferred shares available for issuance.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

All Ordinary Shares have identical voting and other rights in all respects.

The Powers of the Directors

Our Board of Directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our Board of Directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors, to the extent applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors expires. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles. External directors, if applicable, are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—Board Practices—External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the request (i) any two of our directors or such number of directions equal to ¼ of the directors then at office (ii) any shareholder or shareholders holding at least five percent (5%) or a higher percent of our outstanding and issued shares and 1% of our outstanding voting rights or (iii) any shareholder or shareholders holding at least five percent (5%) of our outstanding voting rights.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and twenty one days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our Board of Director’s powers by a general meeting if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	a dissolution of the company by its shareholders (as such term is defined in the Company’s Law).

Notices

The Companies Law and our amended and restated articles of association require that a notice of any annual or special shareholders meeting be published in at least two widely circulated newspapers, in addition to the company’s internet website, at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of our company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a controlling shareholder if there is no controlling shareholder in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a controlling shareholder in the company which resulted in the acquirer becoming a controlling shareholder in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Exclusive Forum

Our articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provision of our articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated articles of association to be effective upon the closing of this offering also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Units

We are offering the Units at the initial assumed public offering price of $___ per Unit. Each Unit consists of one share of Ordinary Share and a Warrant to purchase one Ordinary Share at an exercise price equal to $___ (based on an assumed public offering price of $____ per Unit, the midpoint of the range set forth on the cover page of this prospectus), which is 100% of the public offering price of the Units. The Ordinary Shares and Warrants may be transferred separately immediately upon issuance.

Ordinary Shares

The material terms and provisions of our Ordinary Shares are described under the caption “Description of Share Capital” in this prospectus.

Warrants Included in the Units

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and _______, as warrant agent, and the form of Warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of Warrant.

Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Ordinary Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise. If a registration statement registering the issuance of the Ordinary Shares underlying the Warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole Ordinary Share purchasable upon exercise of the Warrants is $             per share, which is 100% of the public offering price of the Units. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have applied to list our Ordinary Shares and Warrants on Nasdaq, under the symbols “ ” and “_____,” respectively. No assurance can be given that our application will be approved or that a trading market will develop.

Warrant Agent. The Warrants will be issued in registered form under a warrant agent agreement between ________, as warrant agent, and us. The Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Forced Redemption. If at any time the closing price per share of the Ordinary Shares shall exceed 200% of the exercise price then in effect for ten consecutive trading days on each of which the daily dollar volume of the Ordinary Shares equals or exceeds $3,500,000, the Company, at its option, may redeem the Warrants, in whole or in part, at a price of $0.001 per share (subject to adjustment as provided therein, the “Redemption Price”). The Company may exercise its redemption right by giving a redemption notice to the holder no more than and no less than calendar days before the date fixed specified in the redemption notice for redemption. On and after 5:00 p.m. (New York City time) on the date fixed for redemption, a holder shall have no rights with respect to its Warrant except to receive the Redemption Price.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the Warrants.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the Warrant.

Governing Law. The Warrants and the warrant agent agreement are governed by New York law.

Representative’s Warrants

See “Underwriting — Representative’s Warrants” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Ordinary Shares. Sales of substantial amounts of our Ordinary Shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise in full their option to purchase additional Ordinary Shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of Ordinary Shares outstanding upon the closing of this offering. Of these shares, the Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Ordinary Shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our Ordinary Shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately 29,367,786 of our Ordinary Shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

●	with respect to non-affiliates of our company who will hold an aggregate of 4,940,237 Ordinary Shares upon the consummation of this offering, following the expiration of a non-affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and

●	with respect to affiliates of our company who will hold an aggregate of 24,427,549 Ordinary Shares upon the consummation of this offering, following the expiration of an affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, the shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

All of the Ordinary Shares sold in this offering will be eligible for immediate sale upon the closing of this offering. Certain of our existing shareholders, including entities affiliated with certain of our directors and beneficial owners of greater than 5% of our share capital, have indicated an interest in purchasing up to an aggregate of $27 million of Ordinary Shares in this offering at the initial public offering price per share. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these shareholders, or any of these shareholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these shareholders as they will on any other shares sold to the public in this offering.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding Ordinary Shares and our Ordinary Shares issuable upon the exercise of options and warrants have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters in this offering, which may, in its sole discretion, at any time without prior notice, release all or any portion of the Ordinary Shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our Ordinary Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

●	1% of the number of Ordinary Shares then outstanding; or

●	the average weekly trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased Ordinary Shares from us under our incentive option plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

●	persons other than affiliates, without restriction; and

●	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

The Company is subject to a corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our Ordinary Shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the shares. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year, assuming we were not a controlled foreign corporation for the year being tested, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess distribution rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the shares) and (b) any gain realized on the sale or other disposition of the shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

A U.S. Holder that holds the shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such shares as shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the shares, as described below. However, we do not currently intend to provide the information necessary for U.S. Holders to make “QEF elections,” as described below, and the availability of a “mark-to-market election” with respect to the shares is a factual determination that will depend on the manner and quantity of trading of our shares, as described below.

QEF election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our shares as stock of a “QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

Mark-to-market election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the shares, but this election will be available with respect to the shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange or market that meets certain requirements under the Treasury regulations. Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) our shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such shares the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC reporting obligations

A U.S. Holder of PFIC shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the shares.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

Aegis Capital Corp., or Aegis, is acting as the representative of the underwriters and the book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of Units shown opposite its name below:

Underwriter	Number of Units
Aegis Capital Corp.

The underwriting agreement provides that the underwriters’ obligation to purchase Units depends on the satisfaction of the conditions contained in the underwriting agreement including:

●	the representations and warranties made by us to the underwriters are true;

●	there is no material change in our business or the financial markets; and

●	we deliver customary closing documents to the underwriters.

Underwriting Commissions and Discounts and Expenses

The following table shows the per Unit and total underwriting discounts and commissions we will pay to Aegis. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional securities.

Total
	Per Unit	No Exercise	Full Exercise
Public offering price		$	$
Underwriting discounts and commissions to be paid by us (8%):		$	$
Non-accountable expense allowance (1%) (1)		$	$
Proceeds, before expenses, to us		$	$

(1)	We have agreed to pay a non-accountable expense allowance to the representative equal to 1% of the gross proceeds we received in this offering.

We have also agreed to reimburse the underwriters for certain of their expenses, including “roadshow”, diligence, and reasonable legal fees and disbursements, in an amount not to exceed $150,000 in the aggregate.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                .

Over-Allotment Option

We have granted the representative of the underwriters an option to purchase from us, up to additional Ordinary Shares , and/or up to an additional Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit(less $0.001 allocated to the Warrants), less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, the Company, its executive officers, directors and all holders of the Company’s Ordinary Shares and securities exercisable for or convertible into its Ordinary Shares outstanding immediately prior to the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 180 days from the closing date of the offering.

Representative’s Warrants

The Company has agreed to issue to Aegis or its designees warrants to purchase up to a total of 6% of the Ordinary Shares sold in this offering (excluding the shares sold through the exercise of the over-allotment option). Such warrants and underlying Ordinary Shares are included in this prospectus. The warrants are exercisable at $         per share (125% of the public offering price) commencing six months from the closing date of the offering and shall expire on a date which is no more than five (5) years from the commencement of sales of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. The warrants will provide for one-time demand registration rights and piggyback registration rights for a period of five years from the offering date, and may be exercised as to all, or a lesser number of Ordinary Shares, and if there is no effective registration statement is available for the warrants, will be exercisable on a cashless basis. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Security Issuance Standstill

For a period of 18 months after the closing date of the Offering, the Company shall not, without prior written consent of Aegis, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or securities convertible or exercisable into Ordinary Shares and except for offerings with Aegis, for 18 months after the closing date of the Offering, the Company shall not effect or enter into an agreement to effect any issuances of Ordinary Shares or securities convertible or exercisable into Ordinary Shares involving an at-the-market offering or variable rate transaction. In no event shall any transaction within this 18 months period result in the sale of securities at an effective offering price less than that of the public offering price of the Units.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Company’s Ordinary Shares or preventing or retarding a decline in the market price of its Ordinary Shares. As a result, the price of the Company’s Ordinary Shares or warrants in the open market may be higher than it would otherwise be in the absence of these transactions. Neither the Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the Company’s Ordinary Shares. These transactions may be effected on Nasdaq,in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Company’s Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, the Company has no present arrangements with the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the securities offered by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Transfer agent fees and expenses	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

The validity of the issuance of our Ordinary Shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Keren Law Firm. Certain matters of U.S. federal law will be passed upon for us by McDermott Will & Emery LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP, with respect to U.S. federal law.

EXPERTS

The financial statements of Polyrizon Ltd. as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this registration statement have been audited by Brightman Almagor Zohar & Co., a member firm in the Deloitte global network, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Keren Law Firm, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.polyrizon-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

POLYRIZON LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Polyrizon Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Polyrizon Ltd. (the “Company”) as of December 31, 2020 and 2019, the related statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company’s lack of revenues and accumulated operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

January 10, 2022

We have served as the Company’s auditor since 2022.

POLYRIZON LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	Note	As of December 31,
		2020	2019
Assets
Current assets:
Cash and cash equivalents		$10	$-

Other current assets	3	9	-

Total current assets		19	-

Property and equipment, net		5	-

Total assets		$24	$-

Liabilities and shareholders’ equity

Current liabilities:
Employees and payroll-related liabilities		$8	$-

Total current liabilities		8	-

Temporary equity:	5
Preferred shares, NIS 0.04 par value; Authorized: 2,180,201 shares; Issued and outstanding: 2,180,201 shares;		248	248

Shareholders’ deficit:	6
Ordinary shares, NIS 0.04 par value; Authorized: 20,000,000 shares; Issued and outstanding: 4,601,011 shares;		49	38
Additional paid-in capital		1,150	1,072
Accumulated deficit		(1,431)	(1,358)

Total shareholders’ deficit		(232)	(248)

Total liabilities, temporary equity and shareholders’ deficit		$24	$-

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Note	For the Year Ended December 31,
		2020	2019

Operating expenses:
Research and development expenses	8a	$38	$-
General and administrative expenses	8b	34	-

Operating loss		72	-

Financial expense, net		1	-

Net loss and comprehensive loss		$73	$-

Basic and diluted net loss per share	9	$0.03	$0.01

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		4,109,443	3,685,497

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2019	2,180,201	$248	3,685,497	$38	$1,072	$(1,358)	$(248)

Net loss and comprehensive loss	—	—	—	—	—	—	—

Balance as of December 31, 2019	2,180,201	248	3,685,497	$38	$1,072	$(1,358)	$(248)

Issuance of shares and options, net of issuance costs	—	—	915,514	$11	$78	-	89

Net loss and comprehensive loss	—	—	—	—	—	(73)	(73)

Balance as of December 31, 2020	2,180,201	$248	4,601,011	$49	$1,150	$(1,431)	$(232)

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2020	2019
Cash flows from operating activities

Net loss	$(73)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1	-
Change in:
Other current assets	(9)	-
Employees and payroll-related liabilities	8	-

Net cash used in operating activities	(73)	-

Cash flows from investing activities

Purchase of property and equipment	(6)	-

Net cash used in investing activities	(6)	-

Cash flows from financing activities

Proceeds from issuance of shares, net of issuance costs	89	-

Net cash provided by financing activities	89	-

Change in cash and cash equivalents	10	-
Cash and cash equivalents at the beginning of the year	-	-

Cash and cash equivalents at the end of the year	$10	$-

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a preclinical stage company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID-19 and influenza, as well as allergens and other airborne pathogens. The Company’s proprietary Capture and Contain TM (“C&C”) hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin protective shield containment barrier in the nasal cavity to prevent infection. The Company is further developing certain aspects of its C&C hydrogel platform such as the bioadhesion and prolonged retention at the nasal deposition site for improved intranasal delivery of drugs. The Company refers to its platform technology that is focused on nasal delivery of active pharmaceutical ingredients as Trap and Target ™ (“T&T”).

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic irruption, the Company resumed its operations in 2020.

b.	Going concern and management plans

The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses for the foreseeable future until it completes development of its products and obtains regulatory approvals to market such products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern for at least a year after the issuance date of the accompanying financial statements. Management plans to address these conditions by raising funds from its current investors as well as outside potential investors. However, there is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount or classification of liabilities that may be required should the Company be unable to continue as a going concern.

c.	In March 2020, the World Health Organization declared the outbreak of a new strain of coronavirus (COVID-19) a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, including in Israel. The pandemic has resulted in authorities implementing numerous measures to try to contain the spread of the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. While the COVID-19 pandemic did not materially affect the Company’s financial results and business operations for the year ended December 31, 2020, the Company is unable to predict the impact that COVID-19 will have on its financial position and operating results in future periods due to numerous uncertainties. The Company will continue to assess the evolving impact of the COVID-19 pandemic and will make adjustments to its operations as necessary.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Financial statements in United States dollars:

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in currencies other than dollars have been re-measured to dollars. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in currencies other than dollars are reflected in the statements of comprehensive loss as financial expenses, net.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and electronic equipment	33

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2020, no impairment indicators have been identified.

g.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred.

i.	Income taxes:

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2020, and 2019, a full valuation allowance was provided by the Company.

The recognition and measurement of a liability for uncertain tax positions contains a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2020, and 2019, no liability for unrecognized tax benefits was recorded.

j.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Basic and diluted loss per share:

Basic loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of Ordinary shares outstanding together with the number of additional Ordinary shares that would have been outstanding if all potentially dilutive Ordinary shares had been issued. Since the Company was in a loss position for the period presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

l.	Recently accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU 2016-02 “Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For operating leases, the ASU requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The ASU retains the current accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee. This ASU will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

As of December 31, 2020, the Company is not engaged in any lease arrangement, however, the adoption of the standard will result in the Company recognizing an operating lease right-of-use asset and lease liability on its balance sheets with respect to future lease arrangements.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2020	2019

Governmental authorities	$9	$-

	$9	$-

NOTE 4:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2020 and 2019.

b.	Net operating loss carry forward:

As of December 31, 2020 and 2019, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $1,611 and $1,562, respectively.  Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forward	$371	$359
Other temporary differences	6	-

Deferred tax asset before valuation allowance	376	359
Valuation allowance	(376)	(359)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2020 and 2019.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	TAXES ON INCOME (Cont.)

d.	Reconciliation of income tax expenses:

The reconciliation of income tax expense based on the statutory tax to the effective tax is as follows:

	December 31,
	2020	2019
Income tax benefit computed at statutory rates	(17)	-
Change in valuation allowance	17	-

Tax expenses	$-	$-

e.	As of December 31, 2020, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2016.

NOTE 5:	TEMPORARY EQUITY

In September 2012, the Company’s Article of Association was amended to reflect the agreement reached between the Company and certain holders of preferred shares issued in November 2008 (the “2008 Preferred Shares”) following an investment of NIS 2,780 (approximately $894) (the “Original Issue Price”), to issue 2,180,201 shares of a new class of preferred shares (the “Preferred Shares”) in exchange for the 2008 Preferred Shares.

Holders of the preferred shares are entitled in the event of: (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; or (ii) any Deemed Liquidation Event (as defined in Company’s Article of Association) to receive out of the assets of the Company available for distribution to its shareholders (the “Distributable Assets”), prior to the holders of any class or series of shares of the Company, an amount (in cash, equivalents or, if applicable, securities) equal to 15% of the Distributable Assets. Afterwards, the holders of the Preferred Shares are also entitled to participate with all other ordinary shareholders and receive a proportionate amount from the remainder of aforementioned assets available for distribution, provided that the holders of preferred shares are not entitled to receive in the aggregate more than 2.75 times the Original Issue Price (adjusted for certain recapitalization events) plus annual interest, at an annual rate of 4%, on the Original Issue Price, compounded annually from the date of the issuance of the 2008 Preferred Shares

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	TEMPORARY EQUITY (Cont.)

Additionally, prior to and in preference to the distribution of any dividends to the holders of any class or series of shares of the Company, each of the holders of the Preferred Shares are entitled to receive for each preferred share held by them, an amount equal to the Original Issue Price, plus annual interest at an annual rate of 6% of the Original Issue Price (adjusted for certain recapitalization events) calculated from the date of issuance of the 2008 Preferred Shares (the “Dividend Preference”). Afterwards, the holders of the Preferred Shares, are also entitled to participate with all other holders of ordinary shares in the receipt of any additional dividends distributed, pro rata in accordance with their respective shareholdings in the Company. No dividends shall be paid on any other class of stock, unless the Dividend Preference has been paid in full.

These rights attached to the Preferred Shares expire upon completion of an Initial Public Offering (“IPO”), or earlier in the event holders of the Preferred Shares have received, in the aggregate, through any distribution (including dividend distribution), amounts equal to the Original Issue Price, adjusted to changes in the Israeli consumer index, plus annual interest at a rate of 5%, compounded annually from the date of the issuance of the 2008 Preferred Shares. Upon successful completion of an IPO, the Preferred Shares are to be converted to 2,180,201 ordinary shares. Once so converted, Preferred Shares are no longer available for issuance.

The Preferred shares only confer upon their holders the rights specified above and do not confer upon their holders the right to participate and vote in general shareholder meetings of the Company.

A Deemed Liquidation Event, as defined in Company’s Article of Association, includes change of controls events in which shareholders of the Company, immediately prior to the event, hold less than 50% of the voting power in the Company (or the surviving entity) after the event, as well as events in which the Company sells substantially all of its assets. In the occurrence of a Deemed Liquidation Event, all of the Distributable Assets legally available for distribution among the shareholders  of the Company would be distributed in accordance with the preference described above.

Although the Preferred Shares are not redeemable, in the occurrence of a Deemed Liquidation Event, which may occur not solely within the Company’s control, the holders of the Preferred Shares are entitled to the preference amounts paid before distribution to other shareholders (as provided above) and hence effectively redeem the preference amount.

As a result of these in-substance contingent redemption rights, the preferred shares are classified outside of Shareholders’ deficit.

The Preferred Shares were recorded at their fair value as of their issuance date (September 2012). The Company did not subsequently adjust the carrying values of the Preferred Shares to the deemed liquidation value of such shares since a Deemed Liquidation Event was not probable of occurring.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	SHAREHOLDERS’ DEFICIT

Ordinary Shares:

The ordinary share confers upon their holders the right to participate and vote in general shareholder meetings of the Company and the right to receive dividends, if any, declared by the Company, and rights to receive a distribution of assets upon liquidation in the preference order described above.

Shares Issuances:

On July 15, 2020, the Company entered into a securities purchase agreement with an investor pursuant to which the Company issued 915,514 Ordinary shares for gross proceeds of $100 and incurred issuance expenses of $11.

As part of the agreement, the investor was granted with an option (the “Original Option”) to purchase 3,107,223 ordinary shares for $1,000. The option is exercisable immediately and expires at the earlier of April 23, 2023 or immediately prior to the consummation by the Company of equity financing in an amount no less than $500 based on a pre-money valuation of at least $10,000. The Company concluded this option meets the accounting criteria of equity classification. Accordingly, the option was classified in equity.

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES

The Company received during 2007-2010 funding from the Israeli Innovation Authority (“IIA”, previously known as Officer of Chief Scientist) for its participation in research and development costs, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products in the research and development of which the IIA participates by way of grants. According to the funding’s terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the funding received by the Company, linked to US dollar and bearing LIBOR interest rate. In the case of failure of a financed project, the Company is not obligated to pay any such royalties to the IIA. The total funding received from the IIA including interest as of December 31, 2020 is $715.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses:

	Year ended December 31,
	2020	2019

Subcontractors and consultants	$25	$-
Payroll and payroll related	10	-
Patent	3	-

	$38	$-

b.	General and administrative expenses:

	Year ended December 31,
	2020	2019

Payroll and payroll related	$19	$-
Professional services	8
Office maintenance	5	-
Others	2	-

	$34	$-

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	LOSS PER SHARE

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2020	2019

Numerator:
Net loss applicable to shareholders of ordinary shares	$73	$-
Interest accrued on Preferred Shares	44	44
Total loss attributed to ordinary shares	117	44

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share	4,109,443	3,685,497
Net loss per share of ordinary share, basic and diluted	$0.03	$0.01

NOTE 10:	SUBSEQUENT EVENTS

The Company evaluated subsequent events through January 10, 2022, the date these financial statements were available to be issued.

On March 18, 2021, the Board of Directors approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant stock options to its officers, directors, employees and consultants. Each stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement. Upon the adoption of the 2021 Plan the Company reserved for issuance 1,240,000 ordinary shares. To date, the number of shares reserved for issuance is 1,465,289.

In March 2021, the Company entered into a securities purchase agreement with certain investors and shareholders (the “March 2021 SPA”) pursuant to which the Company committed to issue 7,688,712 ordinary shares for gross proceeds of $250, from which $151 were received by March 2021 (out of which $25 were received between January and March 2021 as a bridge loans) and $99 were received in July and August 2021. Additionally, as part of the March 2021 SPA, the company committed to issue 589,466 ordinary shares to the Company’s chief executive officer (“CEO”) upon the receipt of $200 of the $250 gross proceeds. The shares were issued to the CEO in July 2021, subsequent to the receipt of such proceeds.

On August 25, 2021, the Company entered into a securities purchase agreement with certain investors and shareholders pursuant to which the Company committed to issue up to 14,696,340 Ordinary shares for gross proceeds of up to $800. As of January 10, 2022, the Company received approximately $780 and issued 14,328,396 Ordinary shares.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	SUBSEQUENT EVENTS (CONT.)

On September 1, 2021, the Company signed a consulting agreement with its CEO. According to the agreements, the CEO is entitle to receive (i) a monthly salary, (ii) a one-time NIS 150,000 (approximately USD 48) bonus upon completion of the Company’s IPO, (iii) options representing 0.5% of the Company’s pre-IPO issued and outstanding shares which will vest upon the completion of the Company’s IPO and become exercisable for a period of 5 years, and (iv) options representing 2.5% of the Company’s post-IPO issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments.

Between August and December 2021, the Company’s Board of Directors approved a grant of 1,465,289 options exercisable into 1,465,289 of the Company’s ordinary shares to Company’s employee and officers for an exercise price at a range of $0.0326-$0.0544 per share. The options are vested over a period of six months to 4 years. In addition, several individuals have a cluse under the option agreement according to which, all of the unvested options shall become fully vested upon successful completion of an IPO, merger, acquisition or reorganization of the Company with other entity, change in the ownership of more 50%, involuntary termination by the Company, or any other similar event.

On December 15, 2021, the Company and the investor from the July 2020 SPA entered into an addendum to the purchase agreement pursuant to which, the investor was granted a new option (the “New Option”) to invest an amount of $2,000 at a price per share equal to 125% the price per share at the IPO. The New Option is only exercisable subject to the successful completion of an IPO and for a period of 3 years thereafter, subsequently, the Original Option will be terminated and become null and void. As part of the addendum, the investor undertook not to exercise the Original Option until the earlier of: (i) the consummation of the IPO; or (ii) if no IPO is consummated, June 30, 2022. For avoidance of doubt it is hereby clarified that if the New Option becomes effective as a result of the consummation of an IPO the Original Option shall terminate.

POLYRIZON LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

POLYRIZON LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	As of June 30,	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$41	$10
Receivables on account of shares	99
Other current assets	3	9

Total current assets	143	19

Property and equipment, net	19	5

Total assets	$162	$24

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables	$1	$-
Employees and payroll related liabilities	14	8
Accrued expenses	16	-

Total current liabilities	31	8

Temporary equity:
Preferred shares, NIS 0.04 par value; Authorized: 2,180,201 shares; Issued and outstanding: 2,180,201 shares as of June 30, 2021 and December 31, 2020, respectively;	248	248

Shareholders’ deficit:
Ordinary shares, NIS 0.04 par value; Authorized: 20,000,000 shares; Issued and outstanding: 12,269,723 and 4,601,120 shares as of June 30, 2021 and December 31, 2020, respectively;	141	49
Additional paid-in capital	1,326	1,150
Accumulated deficit	(1,584)	(1,431)

Total shareholders’ deficit	(117)	(232)

Total liabilities, temporary equity and shareholders’ deficit	$162	$24

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2021	2020

Operating expenses:
Research and development expenses		$90	$-
General and administrative expenses		61	10

Operating loss		151	10

Financial expense, net		2	3

Net loss and comprehensive loss		$153	$13

Basic and diluted net loss per share	4	$0.02	$0.01

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		9,415,367	3,685,497

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2021	2,180,201	$248	4,601,011	$49	$1,150	$(1,431)	$(232)

Issuance of shares, net of issuance cost	-	-	7,668,712	92	157	-	249

Share based payment	-	-	-	-	19	-	19

Net loss and comprehensive loss	-	-	-	-	-	(153)	(153)

Balance as of June 30, 2021	2,180,201	$248	12,269,723	$141	$1,326	(1,584)	$(117)

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2020	2,180,201	$248	3,685,497	$38	$1,072	$(1,358)	$(248)

Net loss and comprehensive loss	-	-	-	-	-	(13)	(13)

Balance as of June 30, 2020	2,180,201	$248	3,685,497	$38	$1,072	$(1,371)	$(261)

The accompanying notes are an integral part of the condensed financial statements.

POLYRIZON LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020

Cash flows from operating activities

Net loss	$(153)	$(13)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	-
Share based payment	19	-
Change in:
Other current assets	6	(3)
Trade payables	1	13
Employees and payroll-related liabilities	6	3
Accrued expenses	16	-

Net cash used in operating activities	(102)	-

Cash flows from investing activities

Purchase of property and equipment	(17)	-
Net cash provided by investing activities	(17)	-

Cash flows from financing activities
Proceeds from issuance of shares, net of issuance costs	150	-

Net cash provided by financing activities	150	-

Change in cash and cash equivalents	31	-
Cash and cash equivalents at the beginning of the year	10	-

Cash and cash equivalents at the end of the period	$41	$-

Supplemental disclosure of non-cash financing activities:
Issuance of shares	$99	-

The accompanying notes are an integral part of the condensed unaudited financial statements.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a preclinical stage company specializing in the development of innovative nasal gels to provide preventative treatment against a wide range of biological assaults, such as viruses, including COVID-19 and influenza, as well as allergens and other airborne pathogens. The Company’s proprietary Capture and Contain TM (“C&C”) hydrogel platform, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin protective shield containment barrier in the nasal cavity to prevent infection. The Company is further developing certain aspects of its C&C hydrogel platform such as the bioadhesion and prolonged retention at the nasal deposition site for improved intranasal delivery of drugs. The Company refers to its platform technology that is focused on nasal delivery of active pharmaceutical ingredients as Trap and Target ™ (“T&T”).

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic irruption, the Company resumed its operations in 2020.

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic irruption, the Company resumed its operations in 2020.

b.	Going concern and management plans

The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses for the foreseeable future until it completes development of its products and obtains regulatory approvals to market such products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern for at least a year after the issuance date of the accompanying financial statements. Management plans to address these conditions by raising funds from its current investors as well as outside potential investors. However, there is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount or classification of liabilities that may be required should the Company be unable to continue as a going concern.

c.	In March 2020, the World Health Organization declared the outbreak of a new strain of coronavirus (COVID-19) a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, including in Israel. The pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. While the COVID-19 pandemic did not materially affect the Company’s financial results and business operations for the six months period ended June 30, 2021, the Company is unable to predict the impact that COVID-19 will have on its financial position and operating results in future periods due to numerous uncertainties. The Company will continue to assess the evolving impact of the COVID-19 pandemic and will make adjustments to its operations as necessary.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited financial statements:

The accompanying condensed financial statements, are unaudited. These unaudited interim condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim condensed financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for other interim periods or for future years.

These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2020. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2020, are applied consistently in these interim condensed financial statements.

There have been no changes to the significant accounting policies described in the audited annual financial statements for the fiscal year ended December 31, 2020, that have had a material impact on the unaudited interim financial statements and related notes.

b.	Recently accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU 2016-02 “Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For operating leases, the ASU requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. The ASU retains the current accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee. This ASU will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

To date, the Company is not engaged in any lease arrangement, however, the adoption of the standard will result in the Company recognizing an operating lease right-of-use asset and lease liability on its balance sheets with respect to its then existed lease arrangements.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 3:	LOSS PER SHARE

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Six months ended June 30,
	2021	2020

Numerator:
Net loss applicable to shareholders of ordinary shares	$153	$13
Interest accrued on Preferred Shares	22	22
Total loss attributed to ordinary shares	175	35

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share	9,415,367	3,685,497
Net loss per share of ordinary share, basic and diluted	$0.02	$0.01

NOTE 4:	EQUITY DEVELOPMENTS

In March 2021, the Company entered into a securities purchase agreement with certain investors and shareholders (the “March 2021 SPA”) pursuant to which the Company committed to issue 7,688,712 ordinary shares in exchange for gross proceeds of $250, from which $151 were received by March 2021 (out of which $25 were received between January and March 2021 as a bridge loans) and $99 were received in July and August 2021. As of June 30, 2021, all shares committed in the March 2021 SPA were issued. The proceeds received subsequent to the balance sheet date were recorded as receivables on account of shares on the Company’s balance sheet as of June 30, 2021.

Additionally, as part of the March 2021 SPA, the Company committed to issue 589,466 ordinary shares to the Company’s chief executive officer (“CEO”) upon the receipt of $200 of the $250 gross investment proceeds. The shares were issued to the CEO in July 2021, after receipt of the gross investment proceeds. As the grant to the CEO was estimated as probable as of June 30, 2021, the Company recorded in that regard a share-based compensation expense of $19 in the Statements of Comprehensive Loss for the six months ended June 30, 2021.

On March 18, 2021, the Board of Directors approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant stock options to its officers, directors, employees and consultants. Each stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement. Upon the adoption of the 2021 Plan the Company reserved for issuance 1,240,000 ordinary shares. To date, the number of shares reserved for issuance is 1,465,289.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	SUBSEQUENT EVENTS

The Company evaluated subsequent events through January 10, 2022, the date these financial statements were available to be issued.

On August 25, 2021, the Company entered into a securities purchase agreement with certain investors and shareholders pursuant to which the Company will issue up to 14,696,340 Ordinary shares for gross proceeds of up to $800. As of January 10, 2022, the Company received approximately $780 and issued 14,328,396 Ordinary shares.

On September 1, 2021, the Company signed a consulting agreement with its CEO. According to the agreements, the CEO is entitle to receive (i) a monthly salary, (ii) a one-time NIS 150 (approximately USD 48) bonus upon completion of the Company’s IPO, (iii) options representing 0.5% of the Company’s pre-IPO issued and outstanding shares which will vest upon the completion of the Company’s IPO and become exercisable for a period of 5 years, and (iv) options representing 2.5% of the Company’s post-IPO issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal installments.

Between August and December 2021, the Company’s Board of Directors approved a grant of 1,465,289 options exercisable into 1,465,289 of the Company’s ordinary shares to Company’s employee and officers for an exercise price at a range of $0.0326-$0.0544 per share. The options are vested over a period of six months to 4 years. In addition, several individuals have a cluse under the option agreement according to which, all of the unvested options shall become fully vested upon successful completion of an IPO, merger, acquisition or reorganization of the Company with other entity, change in the ownership of more 50%, involuntary termination by the Company, or any other similar event.

On December 15, 2021, the Company and the investor from the July 2020 SPA entered into an addendum to the purchase agreement pursuant to which, the investor was granted a New Option to invest an amount of $2,000 at a price per share equal to 125% the price per share at the IPO. The New Option is only exercisable subject to the successful completion of an IPO and for a period of 3 years thereafter, subsequently, the Original Option will be terminated and become null and void. As part of the addendum, the investor undertook not to exercise the Original Option until the earlier of: (i) the consummation of the IPO; or (ii) if no IPO is consummated, June 30, 2022. For avoidance of doubt it is hereby clarified that if the New Option becomes effective as a result of the consummation of an IPO the Original Option shall terminate.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Indemnification

The Israeli Companies Law 5759-2999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We intend to enter, into indemnification agreements with all of our directors and with all members of our senior management subject to the listing of our securities on Nasdaq. Each such indemnification agreement will provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities by the Company since the Company’s incorporation in February 2018, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

Pursuant to a Share Purchase Agreement executed on August 25, 2021, we issued an aggregate of 14,328,396 Ordinary Shares to the certain investors listed thereto, at a price per share of $0.0544 for aggregate net proceeds of $779,971.

Pursuant to a Share Purchase Agreement executed on March 9, 2021, we issued an aggregate of 7,668,712 Ordinary Shares to the certain investors listed thereto, at a price per share of $0.0326 for aggregate net proceeds of $250,000.

Pursuant to a Share Purchase Agreement executed on July 15, 2020, we issued 915,514 Ordinary Shares to the certain investors listed thereto, at a price per share of $0.01026453 for aggregate net proceeds of $10,000.

Additionally, since January 1, 2019, we have granted share options to employees, directors, consultants and service providers under our Equity Incentive Plan 2021 covering an aggregate of 4,928,799 Ordinary Shares, with exercise prices ranging from $0.0326 to $0.0544 per share.

No underwriters were employed in connection with the securities issuances set forth in this Item.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

a. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

d. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Association of the Registrant, as currently in effect

3.2*	Amended and Restated Articles of Association of the Registrant to be in effect upon the consummation of this offering.

4.1*	Form of Warrant

4.2*	Form of Representative’s Warrant

4.3*	Form of Warrant Agent Agreement

5.1*	Opinion of Keren Law Firm, Israeli counsel to the Registrant, as to the validity of the Ordinary Shares

5.2*	Opinion of McDermott Will & Emery LLP, US counsel to the Registrant

10.1*	2021 Equity Incentive Plan

10.2*	Form of Indemnification Agreement

10.3*	Compensation Policy

23.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte global network

23.2*	Consent of Keren Law Firm (included in Exhibit 5.1)

23.3*	Consent of McDermott Will & Emery LLP (contained in Exhibit 5.2)

24.1	Power of Attorney (included in signature pages of Registration Statement)

99.1*	Consent of Director Nominee

99.2*	Consent of Director Nominee

99.3**	Registrant’s Representation Pursuant to Requirements of Form 20-F, Item 8.A.4

107*	Filing Fee Table

*	To be filed by amendment.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Raanana, Israel on this           day of             , 2022.

POLYRIZON LTD.

By:
Tomer Izraeli, Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Polyrizon Ltd. hereby constitute and appoint Tomer Izraeli and Nir Ben Yosef with full power of substitution, our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this Registration Statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Director
Tomer Izraeli	(Principal Executive Officer)

Chief Financial Officer
Nir Ben Yosef	(Principal Financial and Accounting Officer)

Director
Dr. Roy Borochov

Director
Liron Carmel

Director
Oz Adler

Raul Srugo	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Polyrizon Ltd., has signed this Registration Statement on this        day of         , 2022.

Puglisi & Associates

Authorized U.S. Representative

Name: Donald J. Puglisi
Title: Managing Director